SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________________________________________
FORM 6-K
_________________________________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of, September 2014
_________________________________________________________________
Commission File Number 000-29898
_________________________________________________________________
BlackBerry Limited
(Translation of registrant’s name into English)
_________________________________________________________________
2200 University Avenue East, Waterloo, Ontario, Canada N2K 0A7
(Address of principal executive offices)
_________________________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:
Form 20-F  ☐            Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

DOCUMENTS INCLUDED AS PART OF THIS REPORT
Document
1.    Consolidated Financial Statements for the Three and Six Months Ended August 30, 2014.

2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Six Months Ended August 30, 2014.

3.	Canadian Forms 52-109F2 - Certification of Interim Filings
This Report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 of the Registrant, which were originally filed with the Securities and Exchange Commission on March 28, 2002 (File No. 333-85294), October 21, 2002 (File No. 333-100684), April 28, 2008 (File No. 333-150470), October 3, 2011 (File No. 333-177149), July 10, 2013 (File No. 333-189880), December 20, 2013 (File Nos. 333-192986 and 333-192987) and on July 25, 2014 (File No. 333-197636).

BlackBerry Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions)(unaudited)
Consolidated Balance Sheets

	As at
	August 30, 2014	March 1, 2014
Assets
Current
Cash and cash equivalents	$1,523	$1,579
Short-term investments	1,178	950
Accounts receivable, net	658	972
Other receivables	162	152
Inventories	113	244
Income taxes receivable	124	373
Other current assets	297	505
Deferred income tax asset	38	73
Assets held for sale	31	35
	4,124	4,883
Long-term investments	329	129
Restricted cash	68	—
Property, plant and equipment, net	582	1,101
Intangible assets, net	1,433	1,439
	$6,536	$7,552
Liabilities
Current
Accounts payable	$217	$474
Accrued liabilities	870	1,214
Deferred revenue	435	580
	1,522	2,268
Long-term debt	1,507	1,627
Deferred income tax liability	32	32
	3,061	3,927
Shareholders’ Equity
Capital stock and additional paid-in capital
Preferred shares: authorized unlimited number of non-voting, cumulative, redeemable and retractable	—	—
Common shares: authorized unlimited number of non-voting, redeemable, retractable Class A common shares and unlimited number of voting common shares
Issued - 527,429,331 voting common shares (March 1, 2014 - 526,551,953)	2,438	2,418
Treasury stock
August 30, 2014 - 7,424,081 (March 1, 2014 - 7,659,685)	(173)	(179)
Retained earnings	1,210	1,394
Accumulated other comprehensive loss	—	(8)
	3,475	3,625
	$6,536	$7,552
See notes to consolidated financial statements.

On behalf of the Board:

John S. Chen	Barbara Stymiest
Director	Director

BlackBerry Limited
(United States dollars, in millions)(unaudited)

Consolidated Statements of Shareholders’ Equity

	Capital Stock and Additional Paid-In Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balance as at March 1, 2014	$2,418	$(179)	$1,394	$(8)	$3,625
Net loss	—	—	(184)	—	(184)
Other comprehensive income	—	—	—	8	8
Shares issued:
Stock-based compensation	22	—	—	—	22
Exercise of stock options	4	—	—	—	4
Treasury shares released for restricted share unit settlements	(6)	6	—	—	—
Balance as at August 30, 2014	$2,438	$(173)	$1,210	$—	$3,475
See notes to consolidated financial statements.

BlackBerry Limited
(United States dollars, in millions, except per share data)(unaudited)

Consolidated Statements of Operations

	Three Months Ended		Six Months Ended
	August 30, 2014	August 31, 2013	August 30, 2014	August 31, 2013
Revenue	$916	$1,573	$1,882	$4,644
Cost of sales
Cost of sales	484	1,013	978	3,042
Inventory write-down	7	627	28	627
Supply commitment charges	—	307	—	307
	491	1,947	1,006	3,976
Gross margin	425	(374)	876	668
Operating expenses
Research and development	186	360	423	718
Selling, marketing and administration	195	527	595	1,200
Amortization	75	171	156	351
Debentures fair value adjustment	167	—	(120)	—
	623	1,058	1,054	2,269
Operating loss	(198)	(1,432)	(178)	(1,601)
Investment loss, net	(20)	(6)	(46)	(1)
Loss before income taxes	(218)	(1,438)	(224)	(1,602)
Recovery of income taxes	(11)	(473)	(40)	(553)
Net loss	$(207)	$(965)	$(184)	$(1,049)
Loss per share
Basic	$(0.39)	$(1.84)	$(0.35)	$(2.00)
Diluted	$(0.39)	$(1.84)	$(0.41)	$(2.00)
See notes to consolidated financial statements.

BlackBerry Limited
(United States dollars, in millions)(unaudited)

Consolidated Statements of Comprehensive Loss

	Three Months Ended		Six Months Ended
	August 30, 2014	August 31, 2013	August 30, 2014	August 31, 2013
Net loss	$(207)	$(965)	$(184)	$(1,049)
Other comprehensive income (loss)
Net change in fair value of derivatives designated as cash flow hedges during the period, net of income taxes of nil and income tax recovery of $2 million for the three and six months ended (August 31, 2013 - income tax recovery of $7 million)	(1)	(23)	3	(21)
Amounts reclassified to net loss during the period for derivatives designated as cash flow hedges, net of income tax recovery of nil and $1 million for the three and six months ended (August 31, 2013 - income tax recovery of $4 million and $5 million)	—	12	5	14
Other comprehensive income (loss)	(1)	(11)	8	(7)
Comprehensive loss	$(208)	$(976)	$(176)	$(1,056)
See notes to consolidated financial statements.

BlackBerry Limited
(United States dollars, in millions)(unaudited)

Consolidated Statements of Cash Flows

	Six Months Ended
	August 30, 2014	August 31, 2013
Cash flows from operating activities
Net loss	$(184)	$(1,049)
Adjustments to reconcile net loss to net cash provided by operating activities:
Amortization	362	756
Deferred income taxes	35	(32)
Income taxes payable	—	(3)
Stock-based compensation	22	38
Loss on disposal of property, plant and equipment	119	29
Debentures fair value adjustment	(120)	—
Other	13	10
Net changes in working capital items:
Accounts receivable, net	314	610
Other receivables	(10)	49
Inventories	131	(338)
Income taxes receivable	249	135
Other current assets	199	(231)
Accounts payable	(257)	66
Accrued liabilities	(311)	154
Deferred revenue	(145)	292
Net cash provided by operating activities	417	486
Cash flows from investing activities
Acquisition of long-term investments	(214)	(220)
Proceeds on sale or maturity of long-term investments	14	180
Acquisition of property, plant and equipment	(48)	(200)
Proceeds on sale of property, plant and equipment	348	5
Acquisition of intangible assets	(266)	(603)
Business acquisitions, net of cash acquired	(9)	(7)
Acquisition of short-term investments	(1,252)	(917)
Proceeds on sale or maturity of short-term investments	1,024	930
Net cash used in investing activities	(403)	(832)
Cash flows from financing activities
Issuance of common shares	4	—
Tax deficiencies related to stock-based compensation	—	(2)
Purchase of treasury stock	—	(16)
Transfer to restricted cash	(68)	—
Net cash used in financing activities	(64)	(18)
Effect of foreign exchange loss on cash and cash equivalents	(6)	(4)
Net decrease in cash and cash equivalents during the period	(56)	(368)
Cash and cash equivalents, beginning of period	1,579	1,549
Cash and cash equivalents, end of period	$1,523	$1,181
See notes to consolidated financial statements.

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES
Basis of Presentation and Preparation
These interim consolidated financial statements have been prepared by management in accordance with United States generally accepted accounting principles (“U.S. GAAP”). They do not include all of the disclosures required by U.S. GAAP for annual financial statements and should be read in conjunction with the audited consolidated financial statements of BlackBerry Limited (the “Company”) for the year ended March 1, 2014 (the “Annual Financial Statements”), which have been prepared in accordance with U.S. GAAP. In the opinion of management, all normal recurring adjustments considered necessary for fair presentation have been included in these interim consolidated financial statements. Operating results for the three and six months ended August 30, 2014 are not necessarily indicative of the results that may be expected for the full year ending February 28, 2015.
The Company’s fiscal year end date is the 52 or 53 weeks ending on the last Saturday of February, or the first Saturday of March. Most fiscal years, including the fiscal years ending February 28, 2015 and March 1, 2014, comprise 52 weeks. However, if the date that is 52 weeks following the most recent fiscal year end is earlier than the last Saturday of February, then such fiscal year comprises 53 weeks. Certain of the comparable figures have been reclassified to conform to the current period’s presentation.
Significant Accounting Policies and Critical Accounting Estimates
There have been no changes to the Company’s significant accounting policies or critical accounting estimates from those described in the Annual Financial Statements.
Recently Issued Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board (the “FASB”) issued a new accounting standard on the topic of revenue contracts, which replaces the existing revenue recognition standard. The new standard amends the number of requirements that an entity must consider in recognizing revenue and requires improved disclosures to help readers of financial statements better understand the nature, amount, timing and uncertainty of revenue recognized. For public entities, the new standard is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is not permitted. The Company will adopt this guidance in the first quarter of fiscal 2018 and is currently evaluating the impact that the adoption will have on its results of operations, financial position and disclosures.
In August 2014, the FASB issued a new accounting standards update on the topic of going concern. The amendments in this update provide guidance about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. The amendments in this update are effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early adoption is permitted. The Company will adopt this guidance in the fourth quarter of fiscal 2017.

2.	CASH, CASH EQUIVALENTS AND INVESTMENTS
The Company’s cash equivalents and investments, other than cost method investments of $14 million (March 1, 2014 - $4 million) and equity method investments of $75 million (March 1, 2014 - $85 million), consist of money market and other debt securities, which are classified as available-for-sale for accounting purposes and are carried at fair value with unrealized gains and losses recorded in accumulated other comprehensive income (loss) (“AOCI”) until such investments mature or are sold. The Company uses the specific identification method of determining the cost basis in computing realized gains or losses on available-for-sale investments which are recorded in investment income. In the event of a decline in value which is other-than-temporary, the investment is written down to fair value with a charge to income. The Company does not exercise significant influence with respect to these available-for-sale investments.
The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use in pricing the asset or liability such as inherent risk, non-performance risk and credit risk. The Company applies the following fair value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value into three levels:
•Level 1 - Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

1

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

•Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
•Level 3 - Significant unobservable inputs which are supported by little or no market activity.
The fair value hierarchy also requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The components of cash, cash equivalents and investments by fair value level as at August 30, 2014 were as follows:

	Cost Basis	Unrealized Gains	Unrealized Losses	Other-than- temporary Impairment	Fair Value	Cash and Cash Equivalents	Short-term Investments	Long-term Investments	Restricted Cash

Bank balances	$727	$—	$—	$—	$727	$727	$—	$—	$—
Other investments	89	—	—	—	89	—	—	89	—
	816	—	—	—	816	727	—	89	—
Level 1:
Money market funds	1	—	—	—	1	1	—	—	—

Level 2:
Term deposits, certificates of deposit, and GICs	355	—	—	—	355	201	86	—	68
Bankers’ acceptances/bearer deposit notes	297	—	—	—	297	297	—	—	—
Commercial paper	170	—	—	—	170	130	40	—	—
Asset-backed commercial paper	23	—	—	—	23	23	—	—	—
Non-U.S. promissory notes	101	—	—	—	101	44	57	—	—
Non-U.S. treasury bills/notes	411	—	—	—	411	100	311	—	—
U.S. treasury bills/notes	867	—	—	—	867	—	665	202	—
Corporate bonds	19	—	—	—	19	—	19	—	—
	2,243	—	—	—	2,243	795	1,178	202	68
Level 3:
Corporate bonds	3	—	—	—	3	—	—	3	—
Auction rate securities	40	1	—	(6)	35	—	—	35	—
	43	1	—	(6)	38	—	—	38	—
	$3,103	$1	$—	$(6)	$3,098	$1,523	$1,178	$329	$68

2

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

The components of cash, cash equivalents and investments by fair value level as at March 1, 2014 were as follows:

	Cost Basis	Unrealized Gains	Unrealized Losses	Other-than- temporary Impairment	Fair Value	Cash and Cash Equivalents	Short-term Investments	Long-term Investments

Bank balances	$708	$—	$—	$—	$708	$708	$—	$—
Other investments	89	—	—	—	89	—	—	89
	797	—	—	—	797	708	—	89
Level 2:
Bankers’ acceptances/bearer deposit notes	392	—	—	—	392	332	60	—
Commercial paper	15	—	—	—	15	15	—	—
U.S. treasury bills/notes	879	—	—	—	879	253	626	—
Non-U.S. treasury bills/notes	480	—	—	—	480	241	239	—
Non-U.S. government sponsored enterprise notes	55	—	—	—	55	30	25	—
	1,821	—	—	—	1,821	871	950	—
Level 3:
Corporate bonds	4	—	—	—	4	—	—	4
Auction rate securities	41	1	—	(6)	36	—	—	36
	45	1	—	(6)	40	—	—	40
	$2,663	$1	$—	$(6)	$2,658	$1,579	$950	$129
There were no realized gains or losses on available-for-sale securities for the three and six months ended August 30, 2014 or the three and six months ended August 31, 2013.
The Company has restricted cash, consisting of cash and securities pledged as collateral to major banking partners in support of the Company's requirements for letters of credit. These letters of credit support certain leasing arrangements entered into in the ordinary course of business, for terms ranging from 1 month to 9 years. The Company is legally restricted from accessing these funds during the term of the leases for which the letters of credit have been issued; however, the Company can continue to invest the funds and receive investment income thereon.
The contractual maturities of available-for-sale investments as at August 30, 2014 and March 1, 2014 were as follows:

	As At
	August 30, 2014		March 1, 2014
	Cost Basis	Fair Value	Cost Basis	Fair Value
Due in one year or less	$1,973	$1,973	$1,821	$1,821
Due in one to five years	204	204	4	4
Due after five years	103	104	35	36
No fixed maturity	1	1	—	—
	$2,281	$2,282	$1,860	$1,861
As at August 30, 2014 and March 1, 2014, the Company had no investments with continuous unrealized losses.
The Company engages in limited securities lending to generate fee income. Collateral which exceeds the market value of the loaned securities is retained by the Company until the underlying security has been returned to the Company. As at August 30, 2014, the Company had securities on loan (which are included in short-term investments) with a market value of approximately $73 million (March 1, 2014 - $100 million) consisting of non-U.S. treasury bills/notes to major Canadian banks. The Company holds collateral with a market value that exceeds the value of securities lent, consisting of non-U.S. treasury bills/notes issued by the federal and provincial governments of Canada and non-U.S. government sponsored enterprise notes issued by organizations backed by the federal or provincial governments of Canada.

3

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

3.	FAIR VALUE MEASUREMENTS
For a description of the fair value hierarchy, please see Note 2.
Recurring Fair Value Measurements
The carrying amounts of the Company’s cash and cash equivalents, accounts receivable, other receivables, accounts payable and accrued liabilities approximate fair value due to their short maturities.
In determining the fair value of investments held (other than those classified as Level 3), the Company primarily relies on an independent third party valuator for the fair valuation of securities. Pricing inputs used by the independent third party valuator are generally received from two primary vendors and are reviewed for completeness and accuracy, within a set tolerance level, on a daily basis by the independent third party valuator. The Company also reviews and understands the inputs used in the valuation process and assesses the pricing of the securities for reasonableness after conducting its own internal collection of quoted prices from brokers. Fair values for all investment categories provided by the independent third party valuator that differ by greater than 0.5% from the fair values determined by the Company are communicated to the independent third party valuator for consideration of reasonableness. The independent third party valuator considers the information provided by the Company before determining whether a change in the original pricing is warranted.
The Company's investments (other than those classified as Level 3) largely consist of securities issued by major corporate and banking organizations, the provincial and federal governments of Canada and the United States Department of the Treasury, and are all investment grade.
The following table summarizes the changes in fair value of the Company’s Level 3 assets for the three and six months ended August 30, 2014 and August 31, 2013:

	Three Months Ended		Six Months Ended
	August 30, 2014	August 31, 2013	August 30, 2014	August 31, 2013
Balance, beginning of period	$39	$41	$40	$41
Principal repayments	(1)	—	(2)	—
Balance, end of period	$38	$41	$38	$41
The Company recognizes transfers in and out of levels within the fair value hierarchy at the end of the reporting period in which the actual event or change in circumstance occurred. There were no significant transfers in or out of Level 3 assets during the three and six months ended August 30, 2014 and August 31, 2013.
The Company’s Level 3 assets measured on a recurring basis include auction rate securities as well as corporate bonds consisting of securities received in a payment-in-kind distribution from a former structured investment vehicle.
The auction rate securities are valued using a discounted cash flow method incorporating both observable and unobservable inputs. The unobservable inputs utilized in the valuation are the estimated weighted-average life of each security based on its contractual details and expected paydown schedule based upon the underlying collateral, the value of the underlying collateral which would be realized in the event of a waterfall event, an estimate of the likelihood of a waterfall event and an estimate of the likelihood of a permanent auction suspension. Significant changes in these unobservable inputs would result in significantly different fair value measurements. Generally, a change in the assumption used for the probability of a waterfall event is accompanied by a directionally opposite change in the assumption used for the probability of a permanent auction suspension. A waterfall event occurs if the funded reserves of the securities become insufficient to make the interest payments, resulting in the disbursement of the securities’ underlying collateral to the security holders.
The corporate bonds are valued using a discounted cash flow method incorporating both observable and unobservable inputs. The unobservable inputs utilized in the valuation are the anticipated future monthly principal and interest payments, an estimated rate of decrease of those payments, the value of the underlying collateral, the number of securities currently in technical default as grouped by the underlying collateral, an estimated average recovery rate of those securities and assumptions surrounding additional defaults. Significant changes in these unobservable inputs would result in significantly different fair value measurements. Generally, a change in the assumption used for the anticipated monthly payments is accompanied by a directionally similar change in the average recovery rate and a directionally opposite change in the yearly decrease in payments and additional defaults assumptions.

4

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

The following table presents the significant unobservable inputs used in the fair value measurement of the above Level 3 assets, as well as the impact on the fair value measurement resulting from a significant increase or decrease in each input in isolation:

As at August 30, 2014	Fair Value	Valuation Technique	Unobservable Input	Range (Weighted-Average)	Effect of Significant Increase/(Decrease) in Input on Fair Value
Auction rate securities	$35	Discounted cash flow	Weighted-average life	8 - 19 years (14 years)	(Decrease)/increase
			Collateral value (as a % of fair value)	101 - 133% (117%)	Increase/(decrease)
			Probability of waterfall event	5 - 10% (8%)	Increase/(decrease)
			Probability of permanent auction suspension	5 - 10% (8%)	(Decrease)/increase
Corporate bonds	$3	Discounted cash flow	Anticipated monthly principal and interest payments	$0.1 million	Increase/(decrease)
			Yearly decrease in payments	10%	(Decrease)/increase
			Collateral value (as a % of fair value)	138%	Increase/(decrease)
			Current securities in technical default, by collateral grouping	0 - 100% (13%)	(Decrease)/increase
			Average recovery rate of securities in technical default	30%	Increase/(decrease)
			Additional defaults assumption	0 - 44% (18%)	(Decrease)/increase

4.	DERIVATIVE FINANCIAL INSTRUMENTS
The notional amounts and fair values of financial instruments outstanding were as follows:

	As at August 30, 2014
	Balance Sheet Location	Fair Value of Derivatives Designated as Cash Flow Hedges	Fair Value of Derivatives Not Designated as Hedging Instruments	Fair Value of Derivatives Not Subject to Hedge Accounting	Total Estimated Fair Value	Notional Amount
Derivative Assets(1):
Currency forward contracts	Other current assets	$—	$6	$12	$18	$816
Currency option contracts	Other current assets	1	—	—	1	82
Total		$1	$6	$12	$19	$898

Derivative Liabilities(1):
Currency forward contracts	Accrued liabilities	$—	$—	$(4)	$(4)	$628
Currency option contracts	Accrued liabilities	(2)	—	—	(2)	197
Total		$(2)	$—	$(4)	$(6)	$825
______________________________
(1) The fair values of derivative assets and liabilities are measured using Level 2 fair value inputs.

5

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

	As at March 1, 2014
	Balance Sheet Location	Fair Value of Derivatives Designated as Cash Flow Hedges	Fair Value of Derivatives Not Designated as Hedging Instruments	Fair Value of Derivatives Not Subject to Hedge Accounting	Total Estimated Fair Value	Notional Amount
Derivative Assets(1):
Currency forward contracts	Other current assets	$—	$—	$5	$5	$585
Currency option contracts	Other current assets	1	—	1	2	186
Total		$1	$—	$6	$7	$771

Derivative Liabilities(1):
Currency forward contracts	Accrued liabilities	$(7)	$(4)	$(15)	$(26)	$1,304
Currency option contracts	Accrued liabilities	(1)	—	(1)	(2)	72
Total		$(8)	$(4)	$(16)	$(28)	$1,376

Currency option contracts - premiums	Accumulated other comprehensive loss	$(1)	$—	$—	$(1)	$—
______________________________
(1) The fair values of derivative assets and liabilities are measured using Level 2 fair value inputs.

Foreign Exchange
For a description of the Company's usage of derivatives and related accounting policy for these instruments, see the Annual Financial Statements.
The Company enters into forward and option contracts to hedge exposures relating to anticipated foreign currency transactions. These contracts have been designated as cash flow hedges, with the effective portion of the change in fair value initially recorded in AOCI and subsequently reclassified to income in the period in which the cash flows from the associated hedged transactions affect income. Any ineffective portion of the change in fair value of the cash flow hedge is recognized in current period income. For the three and six months ended August 30, 2014, there were realized losses of nil on forward and option contracts which were ineffective upon maturity (three and six months ended August 31, 2013 - $4 million in realized losses). As at August 30, 2014 and August 31, 2013, the outstanding derivatives designated as cash flow hedges were considered to be fully effective. The maturity dates of these instruments range from September 2014 to August 2015. As at August 30, 2014, the net unrealized loss on these forward and option contracts (including option premiums paid) was $1 million (March 1, 2014 - net unrealized loss of $8 million). As at August 30, 2014, the Company estimates that approximately $1 million of net unrealized losses including option premiums on these forward and option contracts will be reclassified into income within the next twelve months.

6

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

The following table shows the impact of derivative instruments designated as cash flow hedges on the consolidated statements of operations and the consolidated statements of comprehensive loss for the three and six months ended August 30, 2014:

	Amount of Gain (Loss) Recognized in OCI on Derivative Instruments (Effective Portion)	Location of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)	Amount of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)
			Three Months Ended August 30, 2014	Six Months Ended August 30, 2014
Currency forward contracts	$—	Cost of sales	$—	$(1)
Currency forward contracts	—	Selling, marketing and administration	—	(1)
Currency option contracts	(1)	Selling, marketing and administration	—	—
Currency forward contracts	—	Research and development	—	(4)
The following table shows the impact of derivative instruments designated as cash flow hedges on the consolidated statements of operations and the consolidated statements of comprehensive loss for the three and six months ended August 31, 2013:

	Amount of Gain (Loss) Recognized in OCI on Derivative Instruments (Effective Portion)	Location of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)	Amount of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)
			Three Months Ended August 31, 2013	Six Months Ended August 31, 2013
Currency forward contracts	$(4)	Revenue	$(1)	$—
Currency option contracts	(2)	Revenue	(4)	(7)
Currency forward contracts	(2)	Cost of sales	(1)	(1)
Currency forward contracts	(3)	Selling, marketing and administration	(1)	(2)
Currency forward contracts	(6)	Research and development	(1)	(1)
	Amount of Gain (Loss) Recognized in Income on Derivative Instruments (Ineffective Portion)	Location of Gain (Loss) Reclassified from AOCI into Income (Ineffective Portion)	Amount of Gain (Loss) Reclassified from AOCI into Income (Ineffective Portion)
			Three Months Ended August 31, 2013	Six Months Ended August 31, 2013
Currency forward contracts	$—	Selling, marketing and administration	$(4)	$(4)
	Amount of Gain (Loss) Recognized in Income on Derivative Instruments (Unqualified Portion)	Location of Gain (Loss) Reclassified from AOCI into Income (Unqualified Portion)	Amount of Gain (Loss) Reclassified from AOCI into Income (Unqualified Portion)
			Three Months Ended August 31, 2013	Six Months Ended August 31, 2013
Currency forward contracts	$—	Selling, marketing and administration	$(2)	$(2)
	Amount of Gain (Loss) Recognized in Income on Derivative Instruments (De-designated/Trading Derivative Portion)	Location of Gain (Loss) Reclassified from AOCI into Income (De-designated/Trading Derivative Portion)	Amount of Gain (Loss) Reclassified from AOCI into Income (De-designated/Trading Derivative Portion)
			Three Months Ended August 31, 2013	Six Months Ended August 31, 2013
Currency forward contracts	$—	Selling, marketing and administration	$(2)	$(2)
In addition to the outstanding forward and option contracts hedging exposures relating to anticipated foreign currency transactions that qualify for hedge accounting, the Company has also entered into other forward and option contracts hedging anticipated foreign currency transactions on which it did not apply hedge accounting. Any realized and unrealized gains and losses on these contracts are recognized in income each period. The maturity dates of these

7

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

instruments range from September 2014 to August 2015. As at August 30, 2014, there were unrealized gains (net of premiums paid) of $6 million recorded in respect of these instruments (March 1, 2014 - unrealized losses of $6 million).
As part of its currency risk management strategy, the Company may maintain net monetary asset and/or liability balances in foreign currencies. The Company enters into foreign currency forward contracts to hedge certain monetary assets and liabilities that are exposed to foreign currency risk. The principal currencies hedged include the Canadian dollar, Euro, and British Pound. These contracts are not subject to hedge accounting and any realized and unrealized gains or losses are recognized in income each period, offsetting the change in the U.S. dollar value of the asset or liability upon balance sheet revaluation. The maturity dates of these instruments range from September 2014 to February 2015. As at August 30, 2014, there were unrealized gains (net of premiums paid) of $8 million recorded in respect of these instruments (March 1, 2014 - net unrealized losses of $10 million).
The following table shows the impact of all derivative instruments that are not subject to hedge accounting on the consolidated statements of operations for the three and six months ended August 30, 2014 and August 31, 2013:

		Amount of Gain (Loss) in Income on Derivative Instruments
		Three Months Ended		Six Months Ended
	Location of Gain (Loss) Recognized in Income on Derivative Instruments	August 30, 2014	August 31, 2013	August 30, 2014	August 31, 2013
Currency forward contracts	Selling, marketing and administration	$19	$(7)	$(3)	$(18)
Currency option contracts	Selling, marketing and administration	—	3	—	6
Selling, marketing and administration expense for the three and six months ended August 30, 2014 included $12 million and $2 million in gains with respect to foreign exchange net of balance sheet revaluation (three and six months ended August 31, 2013 - $8 million in gains and $11 million in losses with respect to foreign exchange net of balance sheet revaluation).
Credit Risk
The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations. The Company mitigates this risk by limiting counterparties to highly rated financial institutions and by continuously monitoring their creditworthiness. The Company’s exposure to credit loss and market risk will vary over time as a function of currency exchange rates. The Company measures its counterparty credit exposure as a percentage of the total fair value of the applicable derivative instruments. Where the net fair value of derivative instruments with any counterparty is negative, the Company deems the credit exposure to that counterparty to be nil. As at August 30, 2014, the maximum credit exposure to a single counterparty, measured as a percentage of the total fair value of derivative instruments with net unrealized gains, was 68% (March 1, 2014 - 100%). As at August 30, 2014, the Company had a total credit risk exposure across all counterparties with outstanding or unsettled foreign exchange derivative instruments of $13 million on a notional value of $1.9 billion (March 1, 2014 - nil total credit risk exposure on a notional value of $11 million).
The Company maintains Credit Support Annexes (“CSAs”) with several of its counterparties. These CSAs require that the outstanding net position of all contracts be made whole by the paying or receiving of collateral to or from the counterparties on a daily basis, subject to exposure and transfer thresholds. As at August 30, 2014, the Company had paid collateral of nil to counterparties (March 1, 2014 - $15 million), which approximated the fair value of those contracts. As with the derivatives recorded in an unrealized loss position, this amount is recorded in other current liabilities.
The Company is exposed to market risk and credit risk on its investment portfolio. The Company reduces these risks by investing in liquid, investment grade securities and by limiting exposure to any one entity or group of related entities. As at August 30, 2014, no single issuer represented more than 28% of the total cash, cash equivalents and investments (March 1, 2014 - no single issuer represented more than 33% of the total cash, cash equivalents and investments), and that issuer was the United States Department of the Treasury.
Interest Rate Risk
Cash and cash equivalents and investments are invested in certain instruments of varying maturities. Substantially all of these investments carry fixed interest rates. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities and fixed interest rates. The fair value of investments, as well as the

8

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company has also issued unsecured convertible debentures due in 2020 (the “Debentures”) with a fixed interest rate. Consequently, the Company is exposed to interest rate risk as a result of the long term of the Debentures. The fair value of the Debentures will fluctuate with changes in prevailing interest rates. The Company does not currently utilize interest rate derivative instruments to hedge its investment portfolio.

5.	CONSOLIDATED BALANCE SHEETS DETAILS
Accounts receivable, net
The allowance for doubtful accounts as at August 30, 2014 was $20 million (March 1, 2014 - $17 million).
There were no individual customers that comprised more than 10% of accounts receivable as at August 30, 2014 or March 1, 2014.

Inventories
Inventories were comprised of the following:

	As at
	August 30, 2014	March 1, 2014
Raw materials	$74	$51
Work in process	22	156
Finished goods	17	37
	$113	$244
For the three and six months ended August 30, 2014, the Company recorded non-cash, pre-tax charges of $7 million and $28 million relating to the write down of certain inventories (three and six months ended August 31, 2013 - $627 million in inventories and $307 million in supply commitments primarily attributable to BlackBerry Z10 devices).
Property, plant and equipment, net
Property, plant and equipment were comprised of the following:

	As at
	August 30, 2014	March 1, 2014
Cost
Land	$26	$108
Buildings, leasehold improvements and other	414	876
BlackBerry operations and other information technology	1,321	1,297
Manufacturing equipment, research and development equipment and tooling	245	558
Furniture and fixtures	20	27
	2,026	2,866
Accumulated amortization	1,444	1,765
Net book value	$582	$1,101

9

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

Intangible assets, net
Intangible assets were comprised of the following:

	As at August 30, 2014
	Cost	Accumulated Amortization	Net Book Value
Acquired technology	$404	$311	$93
Intellectual property	2,429	1,089	1,340
	$2,833	$1,400	$1,433
	As at March 1, 2014
	Cost	Accumulated Amortization	Net Book Value
Acquired technology	$410	$292	$118
Intellectual property	2,176	855	1,321
	$2,586	$1,147	$1,439
During the second quarter of fiscal 2015, the additions to intangible assets primarily consisted of payments relating to licensing agreements, as well as agreements with third parties for the use of intellectual property, software, messaging services and other BlackBerry related features.
Based on the carrying value of the identified intangible assets as at August 30, 2014 and assuming no subsequent impairment of the underlying assets, the annual amortization expense for the remainder of fiscal 2015 and each of the four succeeding years is expected to be as follows: 2015 - $232 million; 2016 - $296 million; 2017 - $181 million; 2018 - $144 million; and 2019 - $130 million.
Accrued liabilities
Accrued liabilities were comprised of the following:

	As at
	August 30, 2014	March 1, 2014
Vendor inventory liabilities	$139	$244
Warranty	161	204
Royalties	89	106
Carrier liabilities	78	153
Other	403	507
	$870	$1,214
Product warranty
The changes in the Company’s warranty expense and actual warranty experience for the six months ended August 30, 2014 as well as the accrued warranty obligations as at August 30, 2014 are set forth in the following table:

Accrued warranty obligations as at March 1, 2014	$204
Warranty costs incurred for the six months ended August 30, 2014	(96)
Warranty provision for the six months ended August 30, 2014	58
Adjustments for changes in estimate for the six months ended August 30, 2014	(5)
Accrued warranty obligations as at August 30, 2014	$161

10

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

6.	BUSINESS ACQUISITIONS
On July 31, 2014, the Company paid $9 million for all the assets constituting the business of a provider of cloud-based software technology allowing users to connect devices and build an ecosystem with their data. With this acquisition, the Company obtained technology closely aligned to its announced cloud-based business initiatives.
Pro forma results of operations for the acquisition have not been presented because the effect of the operations are not considered to be material to the Company's consolidated results.
Subsequent Event - Movirtu Limited
On September 8, 2014, the Company acquired all of the issued and outstanding shares of Movirtu Limited, a Virtual SIM solutions company based in the United Kingdom, for $32.5 million of cash consideration. The acquisition will provide the basis for a variety of innovative service offerings, including a Virtual SIM platform which enables multiple numbers to be active on a single standard SIM card. The Company has not completed the accounting for the acquisition and therefore has not included detailed purchase accounting in this note. The Company expects most of the purchase price will be allocated to identifiable intangible assets and goodwill.

7.	RESTRUCTURING
Cost Optimization and Resource Efficiency (“CORE”) Program
In fiscal 2013, the Company commenced the CORE program with the objective of improving the Company’s operations and increasing efficiency. The Company previously announced a workforce reduction of approximately 4,500 positions to bring the total workforce to approximately 7,000 full-time global employees as well as its plans to divest the majority of its Canadian real estate portfolio, as described below. During the three and six months ended August 30, 2014, the Company incurred approximately $33 million and $259 million in total pre-tax charges related to the CORE program related to employee termination benefits, facilities and manufacturing network simplification costs. Other charges and cash costs may occur as programs are implemented or changes are completed. As previously disclosed, the CORE program is substantially complete; however, the Company expects to continue to incur additional restructuring costs during the remainder of fiscal 2015.

The following table sets forth the activity in the Company’s CORE program liability for the six months ended August 30, 2014:

	Employee Termination Benefits	Facilities Costs	Manufacturing Costs	Total
Balance as at March 1, 2014	$13	$53	$26	$92
Net charges incurred	93	28	21	142
Cash payments made	(89)	(30)	(46)	(165)
Balance as at August 30, 2014	$17	$51	$1	$69

The CORE program charges incurred for the three and six months ended August 30, 2014 and August 31, 2013 were as follows:

	Three Months Ended		Six Months Ended
	August 30, 2014	August 31, 2013	August 30, 2014	August 31, 2013
Cost of sales	$10	$10	$22	$10
Research and development	19	8	60	17
Selling, marketing and administration	4	54	177	71
Total CORE program charges	$33	$72	$259	$98
As part of the CORE program, the Company has decided to sell certain redundant assets and discontinue certain operations to drive cost savings and efficiencies in the Company. As a result, certain property, plant and equipment assets have been classified as held for sale on the Company’s consolidated balance sheets as at August 30, 2014, valued at $31 million (March 1, 2014 - $35 million), the lower of carrying value and fair value less costs to sell. Further, the Company has recorded losses of approximately $2 million and $11 million for the three and six months ended August 30, 2014 related to the write-down to fair value less costs to sell of the assets held for sale, which has been included in the selling,

11

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

marketing and administration expenses on the Company’s consolidated statements of operations and included in the total CORE program charges presented above. Assets held for sale are expected to be sold within the next twelve months.
The Company has completed various sales of real estate assets in the second quarter of fiscal 2015 as part of the CORE program. In fiscal 2015, the Company strategically divested the majority of its Canadian commercial real estate portfolio, offering properties comprising over 3 million square feet of space through a combination of sale-leaseback and vacant asset sales. On January 21, 2014, the Company reached an agreement with Spear Street Capital, LLC to sell the properties for approximately $278 million and lease back a portion of the space for the Company's operations (the “Real Estate Sale”). In the first quarter of fiscal 2015, the Company completed the sale of properties valued at approximately 80% of the Real Estate Sale. In the second quarter of fiscal 2015, the Company completed the sale of the remaining properties valued at approximately 20% of the total Real Estate Sale. In the second quarter of fiscal 2015, the Company recorded proceeds of approximately $51 million and incurred a net gain on disposal of approximately $12 million on these properties for a total net loss on disposal of $137 million for the Real Estate Sale, the remainder of which was recorded in prior periods when certain of the Real Estate properties were classified as held for sale and were written down to fair value less costs to sell.  As part of the Real Estate Sale, the Company is leasing back office space with remaining lease terms of 1 month to 7 years.
In addition, during the second quarter of fiscal 2015 the Company completed sales of assets previously classified as held for sale that were not included in the Real Estate Sale, and received proceeds of approximately $5 million. A net loss on disposal of approximately $1 million was incurred on these assets and the total net loss on disposal for these assets was $5 million, the remainder of which was recorded in prior periods when the assets were initially classified as held for sale and written down to fair value less costs to sell.
All losses on disposal or on write-down to fair value less costs to sell have been included in the selling, marketing and administration expenses on the Company’s consolidated statements of operations and included in the total CORE program charges presented above in the second quarter of fiscal 2015 and prior periods.
The carrying amounts of the major classes of assets disposed of in the second quarter of fiscal 2015, prior to their write-down to fair value less costs to sell, were as follows:

Asset Class	Carrying Value
Land	$9
Buildings, leasehold improvements and other	46
BlackBerry operations and other information technology	1
Manufacturing equipment, research and development equipment and tooling	10
Furniture and fixtures	1
Total	$67
Non-Recurring Fair Value Measurements
The fair values of the Company’s building, leasehold improvements and other assets held for sale were determined using offers and executed purchase and sale agreements. The fair values of the Company’s manufacturing equipment, research and development equipment and tooling assets held for sale were determined using bids or letters of intent received from prospective purchasers. Some of these inputs are unobservable.
The following table presents the Company’s assets and liabilities that are measured at fair value on a non-recurring basis:

As at August 30, 2014	Level 1	Level 2	Level 3	Total
Assets held for sale
Buildings, leasehold improvements and other	$—	$29	$—	$29
Manufacturing equipment, research and development equipment and tooling	—	—	2	2
Total assets held for sale	$—	$29	$2	$31

8.	INCOME TAXES
For the six months ended August 30, 2014, the Company’s net effective income tax recovery rate was approximately 18% compared to a net effective income tax recovery rate of 35% for the six months ended August 31, 2013. The Company’s effective income tax recovery rate reflects the fact that the Company expects an income tax recovery of its cash tax paid in fiscal 2012 due to a loss carryback of its fiscal 2015 anticipated tax loss. That current tax recovery will be limited to fiscal 2012 cash tax paid and not previously recovered. The Company’s income tax recovery rate also reflects the fact that the Company has a significant valuation allowance in place against its deferred tax assets, and in

12

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

particular, due to this valuation allowance, the significant income statement impact of the Debenture fair value was offset by a corresponding adjustment of the valuation allowance. The Company’s net effective income tax recovery rate also reflects the geographic mix of earnings in jurisdictions with different income tax rates.
The Company’s total unrecognized income tax benefits as at August 30, 2014 were $8 million (March 1, 2014 - $8 million). As at August 30, 2014, all of the unrecognized income tax benefits have been netted against deferred income tax assets on the Company’s consolidated balance sheets.
The Company is subject to ongoing examination by tax authorities in certain jurisdictions in which it operates. The Company regularly assesses the status of these examinations and the potential for adverse outcomes to determine the adequacy of the provision for income taxes as well as the provisions for indirect and other taxes and related penalties and interest. While the final resolution of these audits is uncertain, the Company believes the ultimate resolution of these audits will not have a material adverse effect on its consolidated financial position, liquidity or results of operations.

9.	LONG-TERM DEBT
Convertible Debentures
In fiscal 2014, Fairfax Financial Holdings Limited (“Fairfax”) and other institutional investors invested in the Company through a $1.25 billion private placement of Debentures.
Interest on the Debentures is payable quarterly in arrears at a rate of 6% per annum.  The Debentures have a term of seven years maturing on November 13, 2020, and each $1,000 of Debentures is convertible at any time into 100 common shares of the Company for a total of 125 million common shares at a price of $10.00 per share for all Debentures, subject to adjustments.
The Company has the option to redeem the Debentures after November 13, 2016 at specified redemption prices in specified periods.  Covenants associated with the Debentures include limitations on the Company’s total indebtedness.
Under specified events of default, the outstanding principal and any accrued interest on the Debentures become immediately due and payable upon request of one quarter of the Debenture holders. During an event of default the interest rate rises to 10% per annum.
The Debentures are subject to a change of control provision whereby the Company would be required to make an offer to repurchase the Debentures at 115% of par value if a person or group (not affiliated with Fairfax) acquires 35% of the Company’s outstanding common shares, acquires all or substantially all of its assets, or if the Company merges with another entity and the Company’s existing shareholders hold less than 50% of the common shares of the surviving entity.
Due to the possible volatility through the Company’s statement of operations resulting from fluctuation in the fair value of the embedded conversion option as well as the number of other embedded derivatives within the Debentures, the Company has elected to record the Debentures, including the debt itself and all embedded derivatives, at fair value and present the Debentures as a hybrid financial instrument. No portion of the fair value of the Debentures has been recorded as equity, nor would be if each component was freestanding. As at August 30, 2014, the fair value of the Debentures was $1.5 billion. The difference between the fair value of the Debentures and the unpaid principal balance of $1.25 billion is $257 million.  The fair value of the Debentures is measured using Level 2 fair value inputs.
The Company recorded a non-cash charge associated with the change in the fair value of the Debentures of $167 million in the second quarter of fiscal 2015 and non-cash income of $120 million for the six months ended August 30, 2014 (the “Fiscal 2015 Debentures Fair Value Adjustments”). These adjustments are presented on a separate line in the Company's statement of operations. The fair value adjustments do not impact the key terms of the Debentures such as the face value, the redemption features or the conversion price.
During the second quarter of fiscal 2015, the Company recorded interest expense related to the Debentures of $19 million, which has been included in investment loss on the Company’s statement of operations. The Company is required to make quarterly interest-only payments of approximately $19 million during the seven years.

13

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

10.    STOCK-BASED COMPENSATION
Stock Option Plan
The Company recorded a charge to income and a credit to paid-in-capital of approximately nil and $1 million for the three and six months ended August 30, 2014 ($2 million and $3 million for the three and six months ended August 31, 2013) in relation to stock-based compensation expense.
A summary of option activity since March 1, 2014 is shown below:

	Options Outstanding
	Number (in 000’s)	Weighted- Average Exercise Price	Average Remaining Contractual Life in Years	Aggregate Intrinsic Value (millions)
Balance as at March 1, 2014	3,267	$12.08
Exercises during the period	(500)	7.13
Forfeited/cancelled/expired during the period	(1,034)	19.02
Balance as at August 30, 2014	1,733	$9.65	3.00	$5
Vested and expected to vest as at August 30, 2014	1,676	$9.72	3.00	$5
Exercisable as at August 30, 2014	497	$15.31	2.77	$1
The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the aggregate difference between the closing stock price of the Company’s common shares on August 30, 2014 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on August 30, 2014. The intrinsic value of stock options exercised during the six months ended August 30, 2014, calculated using the average market price during the quarter, was approximately $1.74 per share.
As at August 30, 2014, there was $6 million of unrecognized stock-based compensation expense related to unvested stock options which will be expensed over the vesting period, which, on a weighted-average basis, results in a period of approximately 1.01 years. The total fair value of stock options vested during the six months ended August 30, 2014 was $1 million.
Cash received from the stock options exercised for the six months ended August 30, 2014 was $4 million (six months ended August 31, 2013 - nil).
Restricted Share Unit Plan
The Company recorded compensation expense with respect to restricted share units (“RSUs”) of approximately $8 million and $21 million for the three and six months ended August 30, 2014 ($18 million and $35 million for the three and six months ended August 31, 2013).
A summary of RSU activity since March 1, 2014 is shown below:

	RSUs Outstanding
	Number (000’s)	Weighted- Average Grant Date Fair Value	Average Remaining Contractual Life in Years	Aggregate Intrinsic Value (millions)
Balance as at March 1, 2014	24,345	$8.15
Granted during the period	4,374	9.05
Vested during the period	(612)	15.19
Forfeited/cancelled during the period	(3,320)	9.99
Balance as at August 30, 2014	24,787	$7.54	2.61	$252,317
Expected to vest as at August 30, 2014	24,045	$7.87	2.64	$244,780
The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the aggregate closing share price of the Company’s common shares on August 30, 2014) that would have been received by RSU holders if all RSUs had vested on August 30, 2014.

14

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

As at August 30, 2014, there was $145 million of unrecognized compensation expense related to RSUs that will be expensed over the vesting period, which, on a weighted-average basis, results in a period of approximately 1.98 years.
During the six months ended August 30, 2014, there were 4,373,720 RSUs granted (six months ended August 31, 2013 - 4,206,570 RSUs were granted), of which 3,819,231 will be settled upon vesting by the issuance of new common shares.

11.	CAPITAL STOCK
The following details the changes in issued and outstanding common shares for the six months ended August 30, 2014:

	Capital Stock and Additional Paid-In Capital		Treasury Stock
	Stock Outstanding (000’s)	Amount	Stock Outstanding (000’s)	Amount
Common shares outstanding as at March 1, 2014	526,552	$2,418	7,660	$(179)
Stock-based compensation	—	22	—	—
Exercise of stock options	500	4	—	—
Common shares issued for RSU settlements	378	—	—	—
Treasury shares released for RSU settlements	—	(6)	(236)	6
Common shares outstanding as at August 30, 2014	527,430	$2,438	7,424	$(173)
The Company had 527 million common shares, 2 million options to purchase common shares, 24 million RSUs and 0.3 million deferred share units outstanding as at September 22, 2014. In addition, 125 million common shares are issuable upon conversion in full of the Debentures.

15

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

12.	EARNINGS (LOSS) PER SHARE
The following table sets forth the computation of basic and diluted earnings (loss) per share:

	Three Months Ended		Six Months Ended
	August 30, 2014	August 31, 2013	August 30, 2014	August 31, 2013
Net loss for basic and diluted loss per share available to common shareholders	$(207)	$(965)	$(184)	$(1,049)
Less: Debentures fair value adjustment (1)(2)	—	—	(120)
Add: interest expense on Debentures (1)(2)	—	—	38
Net loss for diluted loss per share available to common shareholders	$(207)	$(965)	$(266)	$(1,049)

Weighted-average number of shares outstanding (000’s) - basic	527,218	524,481	526,980	524,320
Effect of dilutive securities (000’s) (3)
Conversion of Debentures (1)(2)	—	—	125,000	—
Weighted-average number of shares and assumed conversions (000’s) - diluted	527,218	524,481	651,980	524,320
Loss per share - reported
Basic	$(0.39)	$(1.84)	$(0.35)	$(2.00)
Diluted	$(0.39)	$(1.84)	$(0.41)	$(2.00)
______________________________
(1) The Company has not presented the dilutive effect of the Debentures using the if-converted method in the calculation of earnings (loss) per share for the three months ended August 30, 2014 as to do so would be antidilutive.
(2) The Company has presented the dilutive effect of the Debentures using the if-converted method, assuming conversion at the beginning of fiscal 2015 for the six months ended August 30, 2014. Accordingly, to calculate diluted loss per share, the Company adjusted net loss by eliminating the Fiscal 2015 Debentures Fair Value Adjustments and interest expense incurred on the Debentures in the six months ended August 30, 2014 and added the number of shares that would have been issued upon conversion to the diluted weighted average number of shares outstanding. See Note 9 for details on the Debentures.
(3) The Company has not presented the dilutive effect of in-the-money options or RSUs that will be settled upon vesting by the issuance of new common shares in the calculation of earnings (loss) per share for the three and six months ended August 30, 2014 as to do so would be antidilutive. As at August 30, 2014, there were 849,598 options and 17,419,446 RSUs outstanding that may have a dilutive effect on earnings (loss) per share in future periods.

13.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
The changes in AOCI by component, net of tax, for the six months ended August 30, 2014 were as follows:

	Unrealized Gains (Losses) on Cash Flow Hedges	Unrealized Gains on Available-for-Sale Securities	Total
AOCI as at March 1, 2014	$(9)	$1	$(8)
Other comprehensive income before reclassifications	3	—	3
Amounts reclassified from AOCI into income	5	—	5
Other comprehensive income for the period	8	—	8
AOCI as at August 30, 2014	$(1)	$1	$—

16

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

The effects on net income (loss) of amounts reclassified from AOCI into income by component for the three and six months ended August 30, 2014 were as follows:

	Three Months Ended			Six Months Ended
Location of loss reclassified from AOCI into income	Gains and Losses on Cash Flow Hedges	Gains and Losses on Available-for-Sale Securities	Total	Gains and Losses on Cash Flow Hedges	Gains and Losses on Available-for-Sale Securities	Total
Revenue	$—	$—	$—	$—	$—	$—
Selling, marketing and administration	—	—	—	(1)	—	(1)
Research and development	—	—	—	(4)	—	(4)
Cost of sales	—	—	—	(1)	—	(1)
Recovery of income taxes	—	—	—	1	—	1
Total amount reclassified into income, net of tax	$—	$—	$—	$(5)	$—	$(5)

14.	COMMITMENTS AND CONTINGENCIES

(a)	Credit facility and letters of credit
The Company has $68 million in collateralized outstanding letters of credit in support of certain leasing arrangements entered into in the ordinary course of business. See the discussion of restricted cash in Note 2.

(b)	Contingencies
Litigation
The Company is involved in litigation in the normal course of its business, both as a defendant and as a plaintiff. The Company is subject to a variety of claims (including claims related to patent infringement, purported class actions and other claims in the normal course of business) and may be subject to additional claims either directly or through indemnities against claims that it provides to certain of its partners and customers. In particular, the industry in which the Company competes has many participants that own, or claim to own, intellectual property, including participants that have been issued patents and may have filed patent applications or may obtain additional patents and proprietary rights for technologies similar to those used by the Company in its products. The Company has received, and may receive in the future, assertions and claims from third parties that the Company’s products infringe on their patents or other intellectual property rights. Litigation has been, and will likely continue to be, necessary to determine the scope, enforceability and validity of third-party proprietary rights or to establish the Company’s proprietary rights. Regardless of whether claims against the Company have merit, those claims could be time consuming to evaluate and defend, result in costly litigation, divert management’s attention and resources, subject the Company to significant liabilities and could have the other effects that are described in greater detail under “Risk Factors” in the Company’s unaudited Annual Information Form for the fiscal year ended March 1, 2014, which is included in the Company’s Annual Report on Form 40-F, including the risk factors entitled “The Company is subject to general commercial litigation, class action and other litigation claims as part of its operations, and it could suffer significant litigation expenses in defending these claims and could be subject to significant damage awards or other remedies” and “The Company may infringe on the intellectual property rights of others”.
Management reviews all of the relevant facts for each claim and applies judgment in evaluating the likelihood and, if applicable, the amount of any potential loss. Where a potential loss is considered probable and the amount is reasonably estimable, provisions for loss are made based on management’s assessment of the likely outcome. Where a range of loss can be reasonably estimated with no best estimate in the range, the Company records the minimum amount in the range. The Company does not provide for claims for which the outcome is not determinable or claims for which the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.
As of August 30, 2014, there are no claims outstanding for which the Company has assessed the potential loss as both probable to result and reasonably estimable, therefore no accrual has been made. Further, there are claims outstanding for which the Company has assessed the potential loss as reasonably possible to result, however an estimate of the amount of loss cannot reasonably be made. There are many reasons that the Company cannot make these assessments, including, among others, one or more of the following: in the early stages of a proceeding a claimant is not required to specifically

17

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

identify the patent that has allegedly been infringed; damages sought are unspecified, unsupportable, unexplained or uncertain; discovery not having been started or incomplete; the complexity of the facts that are in dispute (e.g., once a patent is identified, the analysis of the patent and a comparison to the activities of the Company is a labour-intensive and highly technical process); the difficulty of assessing novel claims; the parties not having engaged in any meaningful settlement discussions; the possibility that other parties may share in any ultimate liability; and the often slow pace of patent litigation.
Though they do not meet the test for accrual described above, the Company has included the following summaries of certain of its legal proceedings that it believes may be of interest to its investors.
On October 31, 2008, Mformation Technologies, Inc. (“Mformation”) filed a patent infringement lawsuit against the Company in the U.S. District Court for the Northern District of California. The patents in suit include U.S. Patent Nos. 6,970,917 and 7,343,408. These patents are generally directed to remote device management functionality. A jury trial began on June 19, 2012. On July 13, 2012, the jury found that the Company had infringed the asserted patent claims, awarding damages of $147.2 million. On August 8, 2012, Judge Ware overturned the jury verdict and granted judgment of non-infringement as a matter of law. On August 22, 2014, the U.S. Court of Appeals for the Federal Circuit (the “Federal Circuit”) affirmed the district court’s grant of judgment of non-infringement as a matter of law. The Federal Circuit also held that Mformation and Mformation Software Technologies, Inc. remain jointly and severally liable for costs. Proceedings are ongoing.
On April 2, 2012, NXP B.V. (“NXP”) filed a lawsuit against the Company in the U.S. District Court for the Middle District of Florida (Orlando Division). NXP asserted that the Company infringes U.S. Patent Nos. 7,330,455; 6,434,654; 6,501,420; 5,597,668; 5,639,697; and 5,763,955. NXP alleges that its patents are generally directed to certain wireless technologies including 802.11 standards GPS and embedded memory technology, as well as certain methods of manufacture for semiconductor devices. Following a jury trial in March 2014, the jury returned a verdict in favor of the Company finding that the Company did not infringe any of the patents in suit and finding that each of the patents is invalid. The Company has filed a motion to recover its fees and costs. NXP has moved to overturn the verdict and has indicated its intent to appeal the verdict. Proceedings are ongoing.
On September 10, 2013, Cypress Semiconductor Corp. (“Cypress”) filed a lawsuit against the Company in the U.S. District Court for the Northern District of California. Cypress asserted that the Company infringes U.S. Patent Nos. 6,012,103; 6,249,825; and 6,493,770, generally relating to reconfiguration of a peripheral device connected to a host computer. Cypress also asserted that the Company infringes U.S. Patent Nos. 8,004,497; 8,059,015; and 8,519,973, generally relating to capacitive touchscreens. The complaint seeks an injunction, monetary damages, and other relief that the court deems just and proper. On November 4, 2013, the Company filed an answer and counterclaims. The Company asserted that Cypress infringes U.S. Patent Nos. 7,834,586, 7,986,127, and 8,169,187, generally directed to USB charging. The counterclaims seek an injunction, monetary damages, and other relief that the court deems just and proper. On December 2, 2013, Cypress filed an answer to the Company’s counterclaims. Proceedings are ongoing.
On November, 4, 2013, the Company filed a lawsuit against Cypress in the U.S. District Court for the Northern District of Texas. The Company asserted that Cypress infringes U.S. Patent No. 6,034,623, generally directed to a radio modem with radio and telemetry functions, and U.S. Patent No. 6,833,686, generally directed to an adaptive rate battery charging circuit. On January 13, 2014, Cypress filed an answer to the complaint. On January 30, 2014, Cypress filed petitions for inter partes review for both patents in the U.S. Patent and Trademark Office. On February 4, 2014, Cypress filed a motion to stay the lawsuit pending the inter partes reviews. On April 17, 2014, the court denied Cypress’s motion to stay. Proceedings are ongoing.
On January 3, 2014, the Company filed a lawsuit against Typo Products LLC (“Typo”) in the U.S. District Court for the Northern District of California. The Company asserted that Typo infringes U.S. Patent Nos. 7,629,964, and 8,162,552, generally directed to a keyboard for use with a mobile communication device. The Company also asserted that Typo infringed U.S. Design Patent No. D685,775, generally directed to a keyboard design, and trade dress relating to keyboards. The complaint seeks an injunction, monetary damages, and other relief that the court deems just and proper. On January 22, 2014, the Company filed a motion for preliminary injunction to enjoin Typo from infringing U.S. Patent No. 7,629,964 and U.S. Design Patent No. D.685,775. On March 28, 2014, the court granted the Company’s motion for preliminary injunction, which went into effect after the Company’s payment of a $500,000 bond. On May 9, 2014, the court granted the Company’s motion to dismiss. Typo has withdrawn its products from the market pursuant to the injunction, pending resolution of the lawsuit. A claim construction hearing is scheduled for October 31, 2014. Proceedings are ongoing.
Between May and August 2011, several purported class action lawsuits were filed against the Company and certain of its former officers in the U.S. District Court for the Southern District of New York (“SDNY”), two of which were

18

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

voluntarily dismissed. On January 6, 2012, Judge Richard S. Sullivan consolidated the remaining three actions and appointed both lead plaintiff and counsel. On April 5, 2012, plaintiff filed the Consolidated Amended Class Action Complaint, alleging that during the period from December 16, 2010 through June 16, 2011, the Company and certain of its officers made materially false and misleading statements regarding the Company’s financial condition and business prospects, and seeking unspecified damages. Defendants brought a motion to dismiss the claim without leave to amend, which was granted on March 29, 2013. On April 25, 2013, plaintiff filed a Notice of Appeal. The appeal was argued on November 7, 2013. On June 19, 2014, the United States Court of Appeals for the Second Circuit affirmed the District Court's dismissal of the claim without leave to amend.
Between October and December 2013, several purported class action lawsuits and one individual lawsuit were filed against the Company and certain of its former officers in various jurisdictions alleging that during the period from September 27, 2012 through September 20, 2013, the Company and certain of its officers made materially false and misleading statements regarding the Company’s financial condition and business prospects and that certain of the Company’s financial statements contain material misstatements. The individual lawsuit was voluntarily dismissed. The purported class action claims seek unspecified damages. In respect of the U.S. class actions, four motions for the appointment of lead plaintiff were filed. On March 14, 2014, the Judge appointed Mary Dinzik and Todd Cox as lead plaintiffs and consolidated the SDNY proceedings. On May 27, 2014, the Consolidated Amended Class Action Complaint was filed. It alleges violations of securities laws as a result of alleged false and misleading statements and improper revenue recognition, inventory account and supply management accounting. The proposed class period is from March 28, 2013 to September 20, 2013. The Company intends to file a motion to dismiss the complaint. The proceeding is ongoing.
In January 2014, the Company and BlackBerry UK Limited were served with a Notice of Action and Statement of Claim issued in the Ontario Superior Court of Justice by Danske Bank A/S (“Danske”) (on behalf of itself and a syndicate of lenders). Danske is suing for alleged unpaid invoices for products and repair services provided to the Company pursuant to a master services agreement between the Company and Elcoteq S.E. Danske (“Elcoteq”). A syndicate of other financial institutions allegedly provided loans and advances to Elcoteq, and in return, they were given security over Elcoteq’s assets and were assigned its accounts receivables. Elcoteq is insolvent and in breach of its obligations to Danske and the other lenders. The proceedings are ongoing.
Indirect and other non-income taxes
The Company is subject to ongoing examination of indirect taxes and other non-income taxes by tax authorities in the jurisdictions in which it operates. Management reviews all of the relevant facts for each examination and applies judgment in evaluating the likelihood and, if applicable, the amount of any potential loss. Where a potential loss is considered probable and the amount is reasonably estimable, provisions for indirect and other taxes and related penalties and interest are made based on management’s assessment of the likely outcome. The Company does not provide for examinations for which the outcome is not determinable or for which the amount of potential loss cannot be reasonably estimated.

(c)	Concentrations in certain areas of the Company’s business
The Company attempts to ensure that most components essential to the Company’s business are generally available from multiple sources; however, certain components are currently obtained from limited sources within a competitive market, which subjects the Company to significant supply, availability and pricing risks. Many components are at times subject to industry-wide shortages and significant commodity pricing fluctuations including those that are available from multiple sources. In addition, the Company has entered into various agreements for the supply of components, the manufacturing of its products and agreements that allow the Company to use intellectual property owned by other companies; however, there can be no guarantee that the Company will be able to extend or renew these agreements on similar terms, or at all. Therefore, the Company remains subject to significant risks of supply shortages, intellectual property litigation risk as well as potential price increases that can materially adversely affect its financial condition and operating results.
The Company also uses some custom components that are not common to the rest of the industry, and new products introduced by the Company often utilize custom components available from only one source for a period of time. When a component or product uses new technologies, initial capacity constraints may exist until the suppliers’ yields have matured or manufacturing capacity has increased. If the Company’s supply of components for a new or existing product were delayed or constrained, the Company’s financial condition and operating results could be materially adversely affected. Further, if the Company was not able to find an alternative source for the necessary quantities, the Company’s business and financial performance could also be materially adversely affected. Continued availability of these

19

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

components at acceptable prices, or at all, may be affected if those suppliers concentrate on the production of common components instead of components customized to meet the Company’s requirements.
Substantially all of the Company’s hardware products are manufactured by outsourcing partners that are located primarily in Europe, Asia or Mexico. A significant concentration of this manufacturing is currently performed by a small number of outsourcing partners. Although the Company works closely with its outsourcing partners on manufacturing schedules, the Company’s operating results could be adversely affected if its outsourcing partners were unable to meet their production commitments.

(d)	Indemnifications
The Company enters into certain agreements that contain indemnification provisions under which the Company could be subject to costs and damages, including in the event of an infringement claim against the Company or an indemnified third party. Such intellectual property infringement indemnification clauses are generally not subject to any dollar limits and remain in effect for the term of the Company’s agreements. To date, the Company has not encountered material costs as a result of such indemnifications.
The Company has entered into indemnification agreements with its current and former directors and current and former executive officers. Under these agreements, the Company agreed, subject to applicable law, to indemnify its current and former directors and current and former executive officers against all costs, charges and expenses reasonably incurred by such individuals in respect of any civil, criminal or administrative action which could arise by reason of their status as directors or officers. The Company maintains liability insurance coverage for the benefit of its current and former directors and current and former executive officers to reduce its exposure to such obligations. The Company has not encountered material costs as a result of such indemnifications in the current year. See the Company’s Management Information Circular for fiscal 2014 for additional information regarding the Company’s indemnification agreements with its directors and current and former executive officers.

15.	SEGMENT DISCLOSURES
The Company is organized and managed as a single reportable operating segment. The Company currently sells an integrated BlackBerry wireless communications platform solution, which includes the sale of BlackBerry handheld devices and the provision of data communication, compression and security infrastructure services, which enable BlackBerry handheld wireless devices to send and receive wireless messages and data. For enterprise customers, the Company currently sells an integrated BlackBerry Enterprise Server software solution that gives corporate and government customers the ability to set and enforce specific information technology policies to manage their BlackBerry handheld wireless devices when the data services pass through BlackBerry’s Relay and Provisioning infrastructure.

20

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

Revenue, classified by major geographic segments in which the Company’s customers are located, was as follows:

	Three Months Ended		Six Months Ended
	August 30, 2014	August 31, 2013	August 30, 2014	August 31, 2013
North America
Canada	$50	$91	$106	$354
United States	247	323	467	821
	297	414	573	1,175
Europe, Middle East and Africa	368	686	782	2,029
Latin America	111	196	236	645
Asia Pacific	140	277	291	795
Total	$916	$1,573	$1,882	$4,644

North America
Canada	5.4%	5.8%	5.6%	7.6%
United States	27.0%	20.5%	24.8%	17.7%
	32.4%	26.3%	30.4%	25.3%
Europe, Middle East and Africa	40.2%	43.6%	41.6%	43.7%
Latin America	12.1%	12.5%	12.5%	13.9%
Asia Pacific	15.3%	17.6%	15.5%	17.1%
Total	100.0%	100.0%	100.0%	100.0%

Revenue, classified by revenue categories, was as follows:

	Three Months Ended		Six Months Ended
	August 30, 2014	August 31, 2013	August 30, 2014	August 31, 2013
Revenue mix
Hardware	$417	$770	$796	$2,950
Service	424	724	943	1,518
Software	59	63	113	123
Other	16	16	30	53
	$916	$1,573	$1,882	$4,644

Property, plant and equipment and intangible assets (including those presented as assets held for sale), classified by geographic segments in which the Company’s assets are located, was as follows:

	As at
	August 30, 2014		March 1, 2014
	Property, plant and equipment and intangible assets	Total assets	Property, plant and equipment and intangible assets	Total assets
Canada	$1,780	$1,794	$2,225	$2,362
United States	220	2,555	275	2,207
United Kingdom	4	198	7	954
Other	42	1,989	68	2,029
	$2,046	$6,536	$2,575	$7,552

21

BLACKBERRY LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE AND SIX MONTHS ENDED AUGUST 30, 2014
September 26, 2014
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should be read together with the unaudited interim consolidated financial statements and the accompanying notes (the “Consolidated Financial Statements”) of BlackBerry Limited (the “Company” or “BlackBerry”) for the three and six months ended August 30, 2014, as well as the Company’s audited consolidated financial statements and accompanying notes, and management's discussion and analysis of financial condition and results of operations for the fiscal year ended March 1, 2014 (the “Annual MD&A”). The Consolidated Financial Statements are presented in U.S. dollars and have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). All financial information in this MD&A is presented in U.S. dollars, unless otherwise indicated.
The Company has prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which are different from those of the United States. This MD&A provides information for the three and six months ended August 30, 2014 and up to and including September 26, 2014.
Additional information about the Company, including the Company’s Annual Information Form for the fiscal year ended March 1, 2014 (the “AIF”), which is included in the Company’s Annual Report on Form 40-F for the fiscal year ended March 1, 2014 (the “Annual Report”), can be found on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.
Cautionary Note Regarding Forward-Looking Statements
This MD&A contains forward-looking statements within the meaning of certain securities laws, including under the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, including statements relating to:

•	the Company's expectations regarding maintaining its strong cash position while investing in growth opportunities, and the anticipated opportunities and challenges for the Company in fiscal 2015;

•	the Company's ability to achieve break-even cash flow results by the end of fiscal 2015 and reach non-GAAP profitability in fiscal 2016, and expectations regarding its revenue trend;

•	the Company’s plans, strategies and objectives, including the anticipated benefits of recently announced strategic initiatives;

•
anticipated demand for, and the timing of, new product and service introductions, and the Company’s plans and expectations relating to its existing and new product and service offerings, including BlackBerry Enterprise Service (“BES”) 10, BES 12, BlackBerry 10 smartphones, services related to BlackBerry Messenger (“BBM”) and QNX software products;

•	the Company's ability to achieve further reductions in operating expenditures and maintain the cost savings realized through the Cost Optimization and Resource Efficiency (“CORE”) program;

•	the Company's anticipated levels of decline in service revenue in the third quarter of fiscal 2015;

•	the Company's expectations for software revenue in fiscal 2015 and 2016;

•	the Company's expectations for operating expenses for the remainder of fiscal 2015;

•	the Company's anticipated income tax recovery rate for the remainder of fiscal 2015;

•	the Company’s expectations with respect to the sufficiency of its financial resources;

•	the Company’s estimates of purchase obligations and other contractual commitments; and

•	the Company's assumptions and expectations described in the Company's critical accounting estimates and significant accounting policies.
The words “expect”, “anticipate”, “estimate”, “may”, “will”, “should”, “could”, “intend”, “believe”, “plan” and similar expressions are intended to identify forward-looking statements in this MD&A, including in the sections entitled “Overview”,

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

“Overview – Strategic Initiatives and Products and Services Update”, “Overview – CORE and Operational Restructuring”, “Summary Results of Operations - Financial Highlights”, “Results of Operations – Three months ended August 30, 2014 compared to three months ended August 31, 2013 – Revenue – Revenue by Category – Service Revenue”, “Results of Operations – Three months ended August 30, 2014 compared to three months ended August 31, 2013 – Revenue – Revenue by Category – Software Revenue”, “Results of Operations – Three months ended August 30, 2014 compared to three months ended August 31, 2013 – Operating Expenses”, “Results of Operations – Three months ended August 30, 2014 compared to three months ended August 31, 2013 – Income Taxes” and “Financial Condition – Debenture Financing and Other Funding Sources”. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors could cause the Company’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the factors discussed in the “Risk Factors” section of the AIF, which is included in the Annual Report, including:

•
risks related to the Company's ability to implement and to realize the benefits of its strategic initiatives, including a return to its core strengths of enterprise and security, changes to the Devices business, including the partnership with Foxconn Technology Group (“Foxconn”), and the planned transition to an operating unit organizational structure consisting of the Devices business, Enterprise Services, BlackBerry Technology Solutions, including the QNX embedded business (“BTS”), and Messaging;

•
risks related to the Company’s ability to maintain its existing relationships with its enterprise customers and the Company's ability to transition its enterprise customers to the BES 10 and BES 12 platforms and deploy BlackBerry 10 smartphones, and the risk that current BES 10 and BES 12 test installations may not convert to commercial installations;

•
risks related to the Company’s ability to enhance its current products and services, or develop new products and services in a timely manner or at competitive prices, including risks related to new product introductions and adoption and the relevance of hardware in light of the Company's decreasing market share of the smartphone industry;

•
risks related to intense competition, rapid change and significant strategic alliances within the Company's industry, including recent and potential future strategic transactions by its competitors or carrier partners, which could continue to weaken the Company's competitive position;

•	risks related to acquisitions, divestitures and investments which may negatively affect the Company’s results of operations;

•	risks related to the Company's ability to adapt to, and realize the anticipated benefit of, its recent management changes; and

•
the risk that uncertainty relating to the Company's previously disclosed announcements concerning the Company's operational restructuring may adversely impact the Company's business, existing and future relationships with business partners and end customers of its products and services, and its ability to attract and retain key employees.

All of these factors should be considered carefully, and readers should not place undue reliance on the Company’s forward-looking statements. Any statements that are forward-looking statements are intended to enable the Company’s shareholders to view the anticipated performance and prospects of the Company from management’s perspective at the time such statements are made, and they are subject to the risks that are inherent in all forward-looking statements, as described above, as well as difficulties in forecasting the Company’s financial results and performance for future periods, particularly over longer periods, given the ongoing transition in the Company's business strategy and the rapid technological changes, evolving industry standards, intense competition and short product life cycles that characterize the wireless communications industry. These difficulties in forecasting the Company's financial results and performance are magnified at the present time given the uncertainties related to the Company's strategic initiatives, operational restructuring and recent management changes described in this MD&A in the sections “Overview - Strategic Initiatives and Products and Services Update” and “Overview - CORE and Operational Restructuring” and the AIF, which is included in the Annual Report.
The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview
A global leader in mobile communications, the Company revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, the Company aims to inspire the success of its millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, the Company operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company’s common shares are listed on the NASDAQ Global Select Market (NASDAQ: BBRY) and the Toronto Stock Exchange (TSX: BB) and its unsecured convertible debentures due 2020 (the “Debentures”) are listed on the Toronto Stock Exchange (TSX: BB.DB.U).
With the BlackBerry platform, the Company believes it offers a market-leading mobile communications experience with push-based connectivity, industry-leading security and enterprise manageability, excellent radio performance and differentiated social applications, such as BBM, that provide immediacy, productivity and collaboration. The Company has sought to renew its focus on its core strengths of enterprise and security through the expansion of its product and service offerings in the enterprise space, including the introduction of the BES 10 and BES 12 platforms.
The Company’s latest devices are its BlackBerry 10 smartphone models, including the Z3, Z30, Z10, Q10 and Q5, each with Long Term Evolution capability, as well as the Passport that was launched on September 24, 2014 in the Canadian, European and Middle Eastern markets. As at the end of the second quarter of fiscal 2015, the Company has a user base of approximately 46 million.
The Company has experienced a significant decline in revenue and market share due to intense competition and other factors, as discussed below under “Results of Operations – Three months ended August 30, 2014 compared to three months ended August 31, 2013 – Revenue” and “Results of Operations - Six months ended August 30, 2014 compared to six months ended August 31, 2013 – Revenue”.
Strategic Initiatives and Products and Services Update
As announced on December 20, 2013, the Company is focusing on three key strategic initiatives: (1) returning to its core strengths of enterprise and security; (2) implementing changes in the Devices business to provide operational flexibility to meet the needs of its customers and to mitigate the financial risk to the Company; and (3) its planned transition to an operating unit organizational structure consisting of the Devices business, Enterprise Services, QNX embedded business and Messaging. On August 18, 2014, the Company announced further details regarding a new business unit led by Dr. Sandeep Chennakeshu, called BlackBerry Technology Solutions (or BTS), comprised of the Company's innovative technology assets, including QNX (embedded software), its Internet of Things application platform, Certicom (cryptography applications), and Paratek (RF antenna tuning), as well as the Company’s extensive patent portfolio. Please also see “Strategic Initiatives” in the Annual MD&A, included in the Annual Report.
The Company continues to implement its new strategy, taking the following key steps to date in fiscal 2015:

•
the launch of a brand new device, the BlackBerry Passport, a keyboard-based passport-sized smartphone optimized for enterprise productivity applications, as well as the launch of the Z3 in several countries within the Middle East, Africa and Asia Pacific regions;

•
an agreement to acquire Secusmart GmbH (subject to regulatory approval and customary closing conditions), a leader in high-security voice and data encryption and anti-eavesdropping solutions for government organizations, enterprises and telecommunications service providers in Germany and internationally;

•
the acquisition of Movirtu Limited, a provider of virtual identity solutions for mobile operators that allow multiple numbers to be active on a single device, complementing BlackBerry's Secure Work Space, BlackBerry Balance and other partitioning technologies;

•
announced that BES 10 would be available as a hosted service through third-party partners worldwide (“BES 10 Hosted”), which offers a diverse portfolio of enterprise mobility management (“EMM”) services, including dedicated BES 10 hosting, high availability solutions, and fully managed services;

•	the appointment of Marty Beard as Chief Operating Officer responsible for cross-functional organizations, including Marketing, BlackBerry 10 Application Development, Customer Care and Quality;

•	the receipt of Security Technical Implementation Guide approval from the Defense Information Systems Agency for Secure Work Space for iOS® and Android™;

•
a series of initiatives to help businesses easily connect people, devices and machines and derive value from these connections, offering end-to-end solutions for the Internet of Things. The initiatives include a secure public

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

application platform to be powered by QNX technology, the facilitation of an Internet of Things ecosystem and strategic partnerships;

•
a partnership with Amazon to make approximately 240,000 Android™ applications available to BlackBerry users through the Amazon Appstore, beginning with the launch of the BlackBerry 10.3 operating system on September 24, 2014;

•
a three-year agreement with EnStream LP, a mobile payments joint venture owned by Canadian wireless carriers Bell, Rogers and TELUS, to provide a secure platform that supports transaction services between leading banks and consumers;

•
an investment in healthcare information technology leader NantHealth and collaboration on the development of HIPAA and other government privacy certified, integrated clinical systems that facilitate the delivery of medical care; and

•	allowing mobile device management (“MDM”) companies to directly manage devices with the BlackBerry 10 operating system, including AirWatch, Citrix and IBM.
The Company continues to enhance its BlackBerry 10 offerings with new value-creating services, including advanced security tools and additional enterprise services, new services for the Company’s strong BBM base, the creation of cross-platform offerings and services that leverage BlackBerry’s social media community.
BES
In February 2014, the Company announced the next generation of BES (BES 12) that will unify BES 10 and BES 5 onto one platform. BES 12 is expected to launch on November 13, 2014. The Company expects BES 12 to enable organizations to develop enterprise-grade applications that are quickly deployed to BlackBerry smartphones and other mobile devices and provide customers with the ability to move securely from on-premise to the cloud effortlessly. No significant revenue has yet been recognized from BES 10; however, the Company continues to expect gradual revenue contributions from BES 10 and BES 12 beginning later in fiscal 2015 through value-added services targeting enterprises.
Since the beginning of the first quarter of fiscal 2015, the Company has experienced strong demand for its previously announced EZ Pass program that enables customers to easily move from BES and other MDM programs to BES 10 or BES 12, with over 3,500 total customer registrations and over 3.4 million licenses issued for BES 10 (up from 2,600 customer registrations and 1.2 million licenses in the prior quarter), including approximately 25% of total licenses traded in from competitors' MDM platforms.
In July 2014, the Company announced BES 10 Hosted, which provides the benefits of trusted BlackBerry EMM and advanced security capabilities with the convenience of hosted IT administration.
On September 24, 2014, the Company launched BlackBerry Blend, a new application that seamlessly brings messaging and content from a BlackBerry smartphone using the 10.3 operating system to a computer or tablet.  With Blend, users can receive instant notifications, respond to work and personal messages, and access documents, calendars, contacts and media in real-time on a computer or tablet without compromising security.

BBM
In June 2014, the Company launched BBM Protected (part of the eBBM Suite), working with BlackBerry smartphones, BES and BES 10 to provide enterprise-class mobile messaging, and expects to expand the services offered to include secure voice and video conferencing as a means of generating revenue.

Users of BBM continue to demonstrate high levels of engagement and the Company continues to focus on expanding its current base of approximately 91 million monthly active users and expects to grow the number of its monthly active users to approximately 100 million by the end of the calendar year as a result of making BBM available to Windows customers. In addition, the Company is targeting revenue of $100 million in fiscal 2016 from BBM services, including BBM Protected (which has launched on BlackBerry devices and is expected to launch on iOS® and Android™ later this year), BBM Meetings, and eBBM Suite and mobile payments (which includes BBM Money and opportunities generated by the EnStream agreement referred to above). The Company is focusing on enterprise in developed markets and consumers in developing markets to generate this revenue.
BlackBerry Smartphones
Following the successful launch of the Z3 in Indonesia in May 2014, the Company launched the Z3 in several countries within the Middle East, Africa and Asia Pacific regions in the second quarter of fiscal 2015, and launched a brand new device, the

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

BlackBerry Passport, a keyboard-based passport-sized smartphone optimized for enterprise productivity applications, on September 24, 2014. In addition, the previously announced BlackBerry Classic is expected to launch before the end of the calendar year.
CORE and Operational Restructuring
In fiscal 2013, the Company commenced the CORE program with the objective of streamlining the Company's operations and increasing efficiency. See “CORE and Operational Restructuring” in the Annual MD&A.
As part of the CORE program, in fiscal 2015 the Company strategically divested the majority of its Canadian commercial real estate portfolio, offering properties comprising over 3 million square feet of space through a combination of sale-leaseback and vacant asset sales. On January 21, 2014, the Company reached an agreement with Spear Street Capital, LLC to sell the properties for approximately $278 million and lease back a portion of the space for the Company's operations (the “Real Estate Sale”). In the first quarter of fiscal 2015, the Company completed the sale of properties valued at approximately 80% of the Real Estate Sale. In the second quarter of fiscal 2015, the Company completed the sale of the remaining properties valued at approximately 20% of the total Real Estate Sale. In addition, during the second quarter of fiscal 2015, the Company completed sales of assets previously classified as held for sale that were not included in the Real Estate Sale, and received proceeds of approximately $5 million. A net loss on disposal of approximately $1 million was incurred on these assets and the total net loss on disposal for these assets was $5 million, the remainder of which was recorded in prior periods when the assets were initially classified as held for sale and written down to fair value less costs to sell. See Note 7 to the Consolidated Financial Statements.
In the second quarter of fiscal 2015, certain property, plant and equipment assets have been classified as held for sale on the Company’s consolidated balance sheets and are expected to be sold within the next twelve months.
In addition to the sale of real estate noted above, the Company continued to implement the planned headcount reductions and other restructuring activities in the second quarter of fiscal 2015, incurring approximately $33 million in pre-tax charges related to the CORE program.
As previously announced, the Company's headcount reductions have been completed and the other elements of the CORE program have been substantially completed; however, the Company expects to continue to incur additional restructuring costs during the remainder of fiscal 2015. The Company will continue to seek opportunities to reduce operating expenditures while looking for opportunities to prudently invest in growth.
Debentures Fair Value Adjustment
As previously disclosed, the Company elected the fair value option to account for the Debentures; therefore, periodic revaluation is required under U.S. GAAP.  The valuation is influenced by a number of embedded features within the Debentures, including the Company’s put option on the debt and the investors' conversion option, among others.  The primary factors that influence the fair value adjustment are the Company’s share price as well as associated volatility in the share price.  The fair value adjustment charge does not impact the key terms of the Debentures such as the face value, the redemption features or the conversion price. In the second quarter of fiscal 2015, the Company recorded a non-cash charge associated with the change in the fair value of the Debentures of approximately $167 million (pre-tax and after tax) (the “Q2 Fiscal 2015 Debentures Fair Value Adjustment”). For the six months ended August 30, 2014, the Company recorded non-cash income associated with the change in the fair value of the Debentures of approximately $120 million (pre-tax and after tax), (the “Fiscal 2015 Debentures Fair Value Adjustments”).
Argentina Service Revenue
Beginning in the fourth quarter of fiscal 2014, the Company ceased recognizing revenues related to service access fees charged to customers in Argentina due to that country's political and economic condition, as well as its foreign currency restrictions. During the second quarter of fiscal 2015, the Company recognized $14 million in previously deferred service revenue upon the receipt of cash payments from carrier partners in Argentina, while continuing to defer additional service revenue of $15 million (the “Q2 Fiscal 2015 Argentina Service Revenue Deferral”).
Non-GAAP Financial Measures
The Consolidated Financial Statements have been prepared in accordance with U.S. GAAP, and information contained in this MD&A is presented on that basis. On September 26, 2014, the Company announced financial results for the three and six months ended August 30, 2014, which included certain non-GAAP financial measures, including adjusted gross margin, adjusted gross margin percentage, adjusted loss before income taxes, adjusted net loss and adjusted loss per share that excluded the Q2 Fiscal 2015 Debentures Fair Value Adjustment charge of $167 million (pre-tax and after tax), $33 million pre-tax ($29 million after tax) of CORE program charges incurred in the second quarter of fiscal 2015 (collectively, the “Q2 Fiscal 2015

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Adjustments”), and the Fiscal 2015 Debentures Fair Value Adjustments of $120 million (pre-tax and after tax) and $259 million pre-tax ($233 million after tax) of CORE program charges incurred in the six months ended August 30, 2014 (collectively, the “Fiscal 2015 Non-GAAP Adjustments”) presented in the tables below. The Company believes that presenting non-GAAP financial measures that exclude the impact of those items enables it and its shareholders to better assess the Company’s operating performance relative to its consolidated financial results in prior and future periods and improves the comparability of the information presented. Readers are cautioned that adjusted gross margin, adjusted gross margin percentage, adjusted loss before income taxes, adjusted net loss, adjusted loss per share and similar measures do not have any standardized meaning prescribed by U.S. GAAP and are therefore unlikely to be comparable to similarly titled measures reported by other companies. These non-GAAP financial measures should be considered in the context of the U.S. GAAP results, which are described in this MD&A. A reconciliation of these non-GAAP financial measures for the three months ended August 30, 2014 to the most directly comparable U.S. GAAP measures was included in the Company’s press release dated September 26, 2014, and is reflected in the table below.

Q2 Fiscal 2015 Non-GAAP Adjustments		For the Three Months Ended August 30, 2014 (in millions)
	Income statement location	Gross margin (before taxes)	Gross margin % (before taxes)	Loss before income taxes	Net loss	Loss per share
As reported		$425	46.4%	$(218)	$(207)	$(0.39)
Debentures Fair Value Adjustment (1)	Debentures fair value adjustment	—	—%	167	167
CORE Program Charges (2)	Cost of sales	10	1.1%	10	9
CORE Program Charges (2)	Research and development	—	—%	19	17
CORE Program Charges (2)	Selling, marketing and administration	—	—%	4	3
Adjusted		$435	47.5%	$(18)	$(11)	$(0.02)
(1) See “Overview - Debentures Fair Value Adjustment”.
(2) See “Overview - CORE and Operational Restructuring”.

Fiscal 2015 Non-GAAP Adjustments		For the Six Months Ended August 30, 2014 (in millions)
	Income statement location	Gross margin (before taxes)	Gross margin % (before taxes)	Loss before income taxes	Net loss	Loss per share
As reported		$876	46.5%	$(224)	$(184)	$(0.35)
Debentures Fair Value Adjustment (1)	Debentures fair value adjustment	—	—%	(120)	(120)
CORE Program Charges (2)	Cost of sales	22	1.2%	22	20
CORE Program Charges(2)	Research and development	—	—%	60	54
CORE Program Charges(2)	Selling, marketing and administration	—	—%	177	159
Adjusted		$898	47.7%	$(85)	$(71)	$(0.13)
(1) See “Overview - Debentures Fair Value Adjustment”.
(2) See “Overview - CORE and Operational Restructuring”.

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

Similarly, on October 1, 2013, the Company announced financial results for the three and six months ended August 31, 2013, which included certain non-GAAP financial measures, such as adjusted gross margin, adjusted loss from continuing operations before taxes and adjusted loss from continuing operations that excluded the Z10 inventory charge of approximately $934 million pre-tax ($666 million after tax) and CORE program charges of approximately $72 million pre-tax ($51 million after tax) incurred in the second quarter of fiscal 2014 (collectively, the “Q2 Fiscal 2014 Non-GAAP Adjustments”), as well as CORE program charges of approximately $98 million pre-tax ($68 million after tax) incurred in the six months ended August 31, 2013 (collectively, the “Fiscal 2014 Non-GAAP Adjustments”), included in the table below.

		For the Three Months Ended August 31, 2013 (in millions)			For the Six Months Ended August 31, 2013 (in millions)
	Income statement location	Gross margin (before taxes)	Loss from continuing operations (before taxes)	Loss from continuing operations	Gross margin (before taxes)	Loss from continuing operations (before taxes)	Loss from continuing operations
As reported		$(374)	$(1,438)	$(965)	$668	$(1,602)	$(1,049)
Z10 Inventory Charge	Cost of sales	934	934	666	934	934	666
CORE Program Charges	Cost of sales	10	10	7	10	10	7
CORE Program Charges	Research and development	—	8	6	—	17	13
CORE Program Charges	Selling, marketing and administration	—	54	38	—	71	48
Adjusted		$570	$(432)	$(248)	$1,612	$(570)	$(315)

Significant Accounting Policies and Critical Accounting Estimates
There have been no changes to the Company’s significant accounting policies or critical accounting estimates from those described under “Accounting Policies and Critical Accounting Estimates” in the Annual MD&A.
Recently Issued Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board (the “FASB”) issued a new accounting standard on the topic of revenue contracts, which replaces the existing revenue recognition standard. The new standard amends the number of requirements that an entity must consider in recognizing revenue and requires improved disclosures to help readers of financial statements better understand the nature, amount, timing and uncertainty of revenue recognized. For public entities, the new standard is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is not permitted. The Company will adopt this guidance in the first quarter of fiscal 2018 and is currently evaluating the impact that the adoption will have on its results of operations, financial position and disclosures.
In August 2014, the FASB issued a new accounting standards update on the topic of going concern. The amendments in this update provide guidance about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. The amendments in this update are effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early adoption is permitted. The Company will adopt this guidance in the fourth quarter of fiscal 2017.

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

Summary Results of Operations
Three months ended August 30, 2014 compared to three months ended August 31, 2013
The following table sets forth certain consolidated statement of operations data as at August 30, 2014 and August 31, 2013.

	For the Three Months Ended (in millions, except for share and per share amounts)
	August 30, 2014		August 31, 2013		Change
Revenue	$916	100%	$1,573	100%	$(657)
Gross margin(1)(2)	425	46%	(374)	(24%)	799
Operating expenses(1)(2)	623	68%	1,058	67%	(435)
Loss before income taxes	(218)	(24%)	(1,438)	(91%)	1,220
Recovery of income taxes	(11)	(1%)	(473)	(30%)	462
Net loss	$(207)	(23%)	$(965)	(61%)	$758

Loss per share - reported
Basic & diluted	$(0.39)		$(1.84)		$1.45
Weighted-average number of shares outstanding (000’s)
Basic & diluted	527,218		524,481

(1)	See “Non-GAAP Financial Measures” for the impact of the Q2 Fiscal 2015 Non-GAAP Adjustments on gross margin and operating expenses in fiscal 2015.

(2)	See “Non-GAAP Financial Measures” for the impact of the Q2 Fiscal 2014 Non-GAAP Adjustments on gross margin and operating expenses in fiscal 2014.
Financial Highlights
The Company had approximately $3.1 billion in cash, cash equivalents and investments as of August 30, 2014, including proceeds of approximately $56 million from the sale of assets, including from the Real Estate Sale and other assets held for sale. In the second quarter of fiscal 2015, the Company recognized revenues of $916 million and incurred a loss of $207 million, or a $0.39 basic and diluted loss per share on a GAAP basis. Net loss reflects a non-cash charge associated with the change in the fair value of the Debentures of $167 million and pre-tax restructuring charges of $33 million related to the CORE program recorded in the second quarter of fiscal 2015. See “Overview – CORE and Operational Restructuring”, “Overview – Debentures Fair Value Adjustment”, “Non-GAAP Financial Measures” and “Financial Condition - Debenture Financing and Other Funding Sources” in this MD&A.
The Company anticipates maintaining its strong cash position, while increasingly looking for opportunities to prudently invest in growth. The Company is targeting break-even cash flow results by the end of fiscal 2015 and non-GAAP profitability in fiscal 2016. With the Company's recent product and service introductions and planned launches for fiscal 2015 and fiscal 2016 as discussed above in “Overview - Strategic Initiatives and Products and Services Update”, the Company believes that its downward revenue trend is nearing completion.

Results of Operations
Three months ended August 30, 2014 compared to three months ended August 31, 2013
Revenue
Revenue from operations for the second quarter of fiscal 2015 was $916 million, a decrease of $657 million, or 41.8%, from approximately $1.6 billion in the second quarter of fiscal 2014.

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

Comparative breakdowns of the significant revenue categories and geographic regions are set forth in the following table:

	For the Three Months Ended (in millions)
	August 30, 2014		August 31, 2013		Change
BlackBerry handheld devices recognized	2.1		3.7		(1.6)	(43.2%)

Revenue
Hardware	$417	45.5%	$770	49.0%	$(353)	(45.8)%
Service	424	46.3%	724	46.0%	(300)	(41.4)%
Software	59	6.4%	63	4.0%	(4)	(6.3)%
Other	16	1.8%	16	1.0%	—	—%
	$916	100.0%	$1,573	100.0%	$(657)	(41.8)%
Revenue by Geography
North America	$297	32.4%	$414	26.3%	$(117)	(28.3)%
Europe, Middle East and Africa	368	40.2%	686	43.6%	(318)	(46.4)%
Latin America	111	12.1%	196	12.5%	(85)	(43.4)%
Asia Pacific	140	15.3%	277	17.6%	(137)	(49.5)%
	$916	100.0%	$1,573	100.0%	$(657)	(41.8)%
Revenue by Category
Hardware Revenue
Hardware revenue was $417 million, or 45.5% of revenue, in the second quarter of fiscal 2015 compared to $770 million, or 49.0% of revenue, in the second quarter of fiscal 2014, representing a decrease of $353 million or 45.8%. The Company recognized revenue related to approximately 2.1 million BlackBerry handheld devices in the second quarter of fiscal 2015, reflecting a decrease of approximately 1.6 million devices, or 43.2%, compared to approximately 3.7 million BlackBerry handheld devices in the second quarter of fiscal 2014. Approximately 68% of the devices recognized in the second quarter of fiscal 2015 were BlackBerry 10 devices. The Company believes that the significant decrease in hardware revenue over the prior fiscal year was primarily attributable to decreased demand and lower sell-through for the Company's devices, due to the maturing smartphone market and very intense competition, as well as a reduction in the average selling prices of its devices.
Significant judgment is applied by the Company to determine whether shipments of devices have met the Company’s revenue recognition criteria, as the analysis is dependent on many facts and circumstances. When the Company cannot reasonably estimate the amount of the potential sell-through programs that may be offered on certain BlackBerry devices in future periods, associated revenues are recognized when the devices sell through to end customers. During the second quarter of fiscal 2015, certain sales of BlackBerry 10 and BlackBerry 7 devices were recognized in revenue when they were sold into the channel, with the majority of sales recognized when the devices sold through to end customers. For additional discussion of the Company's revenue recognition policies, please see Note 1 to the consolidated financial statements in the Annual Report.
During the second quarter of fiscal 2015, approximately 2.4 million BlackBerry smartphones were sold through to end customers, which included shipments made and recognized prior to the second quarter of fiscal 2015 and which reduced the Company's inventory in the channel. The number of BlackBerry smartphones that were sold through to end customers was 5.9 million in the second quarter of fiscal 2014.
Service Revenue
Service revenue decreased by $300 million, or 41.4%, to $424 million, or 46.3% of revenue, in the second quarter of fiscal 2015, compared to $724 million, or 46.0% of revenue, in the second quarter of fiscal 2014. Service revenue in the second quarter of fiscal 2015 included approximately $14 million in cash payments received from carrier partners in Argentina for service revenue previously deferred.
The decrease in service revenue is primarily attributable to a lower number of BlackBerry users compared to the second quarter of fiscal 2014 and also reflects the Q2 Fiscal 2015 Argentina Service Revenue Deferral, described below.

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

In addition, the decrease also resulted from a continued shift in the mix of the Company’s customers from higher-tiered unlimited plans to prepaid and lower-tiered plans, as well as pricing reduction programs implemented by the Company to maintain its customer base. The number of BlackBerry users continued to decline in the second quarter of fiscal 2015, to approximately 46 million. As previously disclosed, as BlackBerry 10 products use the Company's network infrastructure in a different manner than BlackBerry 7 and previous versions, certain elements of the Company's current revenue model have changed. Users of Blackberry 10 devices that require enhanced services, including advanced security, mobile device management and other services, continue to generate monthly service revenue. Other BlackBerry 10 users who do not utilize such services, do not generate service revenue. Service revenue continues to be generated by users of BlackBerry 7 devices.
Foreign currency restrictions in Argentina have led to the deterioration of collections from carriers to whom the Company provides services in that country. As a result, the Company recorded the Q2 Fiscal 2015 Argentina Service Revenue Deferral of approximately $15 million in the second quarter of fiscal 2015.
In the first quarter of fiscal 2015, the Company stated its expectations that service revenue would decline in the second quarter of fiscal 2015 by a percentage consistent with the decline experienced in the first quarter of fiscal 2015, which was approximately 11%. Excluding service revenues recognized related to carriers in Venezuela in the first quarter of fiscal 2015 in connection with the Venezuela Collection Agreement (as defined below), service revenues for the second quarter of fiscal 2015 decreased by approximately 13% compared to the first quarter of fiscal 2015. The Company expects service revenue to decline in the third quarter of fiscal 2015 by 10-15%.
Software Revenue
Software revenue, which includes fees from licensed BES software, client access licenses, technical support, maintenance and upgrades and QNX software licensing revenues, decreased by $4 million, or 6.3%, to $59 million, or 6.4% of revenue, in the second quarter of fiscal 2015, compared to $63 million, or 4.0% of revenue, in the second quarter of fiscal 2014. The decrease was primarily attributable to a decrease in technical support revenue, partially offset by an increase in client access license revenue and revenue from QNX.
The Company expects to realize approximately $250 million in software revenue in fiscal 2015 from BES, technical support, and other value added services and expects to double that figure in fiscal 2016. The Company expects to generate this revenue from monetizing existing and forthcoming products, including as described above in “Overview - Strategic Initiatives and Products and Services Update”.
Other Revenue
Other revenue, which includes non-warranty repairs, accessories, licensing revenues and gains and losses on revenue hedging instruments, remained consistent at $16 million in the second quarter of fiscal 2015 compared to the second quarter of fiscal 2014. There was a decrease in accessories revenue which was offset by a decrease in foreign exchange hedging losses.
Revenue by Geography
North America Revenues
Revenues in North America were $297 million, or 32.4% of revenue, in the second quarter of fiscal 2015, reflecting a decrease of $117 million compared to $414 million, or 26.3% of revenue, in the second quarter of fiscal 2014. The decrease in North American revenue is primarily attributable to a decrease in revenue from the United States, as discussed below. Sales in the United States represented approximately 27.0% of total revenue in the second quarter of fiscal 2015, compared to 20.5% of total revenue in the second quarter of fiscal 2014 and sales in Canada represented approximately 5.4% of revenue in the second quarter of fiscal 2015, compared to 5.8% of revenue in the second quarter of fiscal 2014.
Revenues in North America have continued to decline due to the intense competition faced by the Company in this market, consumer preferences for devices with access to the broadest number of applications, such as those available in the iOS® and Android™ environments, and the other factors described above. Sales in North America have also been impacted by the significant number of new Android™ based competitors that have entered the market.
Europe, Middle East and Africa Revenues
Revenues in Europe, Middle East and Africa were $368 million or 40.2% of revenue in the second quarter of fiscal 2015, reflecting a decrease of $318 million compared to $686 million or 43.6% of revenue in the second quarter of fiscal 2014. The Company believes that the decrease in revenues is due to its aging BlackBerry 7 product portfolio, a change in customer preferences for devices with access to the broadest number of applications, intense competition in this market for BlackBerry 10 devices and the lack of a lower cost BlackBerry 10 product offering. To address this decline in sales, the Company launched

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

the Z3, a lower cost BlackBerry 10 device, in South Africa, Nigeria, United Arab Emirates and Saudi Arabia in the second quarter of fiscal 2015 and plans to continue with launches in other countries in this region in the third quarter of fiscal 2015.
The Company's largest markets in this region include the United Kingdom, South Africa and Saudi Arabia.
Latin America Revenues
Revenues in Latin America were $111 million or 12.1% of revenue in the second quarter of fiscal 2015, reflecting a decrease of $85 million compared to $196 million or 12.5% of revenue in the second quarter of fiscal 2014. The Company believes that the decrease in revenues is due to the same factors discussed above related to the decrease in Europe, Middle East and Africa revenues. The decrease is also attributable to the Argentina currency restrictions noted above.
The Company's largest markets in this region include Venezuela, Brazil and Colombia.
Asia Pacific Revenues
Revenues in Asia Pacific were $140 million or 15.3% of revenue in the second quarter of fiscal 2015, reflecting a decrease of $137 million compared to $277 million or 17.6% of revenue in the second quarter of fiscal 2014. The Company believes that the decrease in revenues is due to its aging BlackBerry 7 product portfolio, a change in customer preferences for devices with access to the broadest number of applications and intense competition in this market for BlackBerry 10 devices. To address this decline in sales, late in the first quarter of fiscal 2015, the Company launched its lower cost Z3 in Indonesia as the first device released under the Company's partnership with Foxconn. The Company subsequently launched the Z3 in India, the Philippines, Malaysia, Vietnam, Hong Kong and Singapore during the second quarter of fiscal 2015 and plans to continue to launch the device in other countries in this region in the third quarter of fiscal 2015.
The Company's largest markets in this region include Indonesia, India and Malaysia.
Gross Margin
Gross margin increased by $799 million to $425 million, or 46.4% of revenue, in the second quarter of fiscal 2015, compared to ($374) million, or (23.8%) of revenue, in the second quarter of fiscal 2014. Excluding the relevant Q2 Fiscal 2015 Non-GAAP Adjustments and Q2 Fiscal 2014 Non-GAAP Adjustments, gross margin decreased by $135 million to $435 million, or 47.5% of revenue.
The $135 million decrease in gross margin was primarily attributable to a decrease in the number of devices for which revenue was recognized due to decreased demand and lower sell-through for the Company's devices, as well as a reduction in service revenue compared to the second quarter of fiscal 2014 due to a lower number of BlackBerry users and lower revenue from those users, which was partially offset by an increase in handheld margin. Generally, service revenues earn higher gross margins than sales of handheld devices and hardware revenues have lower gross margins than the Company’s gross margin.

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

Operating Expenses
The table below presents a comparison of research and development, selling, marketing and administration, and amortization expense for the quarter ended August 30, 2014, compared to the quarter ended May 31, 2014 and the quarter ended August 31, 2013. The Company believes it is meaningful to also provide a comparison between the second quarter of fiscal 2015 and the first quarter of fiscal 2015 given that the Company’s quarterly operating results vary substantially.

	For the Three Months Ended (in millions)
	August 30, 2014		May 31, 2014		August 31, 2013
		% of Revenue		% of Revenue		% of Revenue
Revenue	$916		$966		$1,573
Operating expenses
Research and development (1)(2)(3)	$186	20.3%	$237	24.5%	$360	22.9%
Selling, marketing and administration (1)(2)(3)	195	21.3%	400	41.4%	527	33.5%
Amortization	75	8.2%	81	8.4%	171	10.9%
Debentures fair value adjustment (1)(3)	167	18.2%	(287)	(29.7)%	—	—%
Total	$623	68.0%	$431	44.6%	$1,058	67.3%
_________________

(1)	See “Non-GAAP Financial Measures” for the impact of the Q2 Fiscal 2015 Non-GAAP Adjustments on operating expenditures in fiscal 2015.

(2)	See “Non-GAAP Financial Measures” for the impact of the Q2 Fiscal 2014 Non-GAAP Adjustments on operating expenditures in fiscal 2014.

(3)
In the first quarter of fiscal 2015, the Company recorded non-cash income associated with a change in the fair value of the Debentures of approximately $287 million, as well as CORE program charges of approximately $41 million and $173 million in research and development and selling, marketing and administration expenses, respectively (the “Q1 Fiscal 2015 Non-GAAP Adjustments”).

Operating expenses increased by $192 million, or 44.5%, to $623 million, or 68.0% of revenue, in the second quarter of fiscal 2015, compared to $431 million, or 44.6% of revenue, in the first quarter of fiscal 2015. Excluding the impact of the relevant Q2 Fiscal 2015 Non-GAAP Adjustments and Q1 Fiscal 2015 Non-GAAP Adjustments, operating expenses decreased by $71 million, or 14.1%. The decrease was primarily attributable to decreases in salaries and benefits due to a reduction in headcount related to the CORE program, foreign exchange expenses and marketing and advertising costs in the second quarter of fiscal 2015.
Operating expenses decreased by $435 million, or 41.1%, to $623 million or 68.0% of revenue in the second quarter of fiscal 2015, compared to approximately $1.1 billion or 67.3% of revenue in the second quarter of fiscal 2014. Excluding the impact of the relevant Q2 Fiscal 2015 Non-GAAP Adjustments and Q2 Fiscal 2014 Non-GAAP Adjustments, operating expenses decreased by $563 million, or 56.5%. This decrease was primarily attributable to decreases in salaries and benefits due to a reduction in headcount related to the CORE program as well as marketing and advertising costs. Further, amortization expense decreased due to the lower cost base of long-lived assets (“LLA”) as a result of the LLA impairment charge recorded in the third quarter of fiscal 2014. The Company expects operating expenses to remain stable for the remainder of fiscal 2015.

Research and Development Expenses
Research and development expenses consist primarily of salaries and benefits for technical personnel, new product development costs, travel, infrastructure and other employee costs.
Research and development expenses decreased by $51 million, or 21.5%, to $186 million in the second quarter of fiscal 2015, compared to $237 million in the first quarter of fiscal 2015. Excluding the impact of the relevant Q2 Fiscal 2015 Non-GAAP Adjustments and Q1 Fiscal 2015 Non-GAAP Adjustments, research and development expenses decreased by $29 million, or 14.8%. The decrease was primarily attributable to CORE program-related savings in salaries and benefits due to a reduction in headcount and reductions in material and facilities costs. Research and development related headcount decreased by approximately 17% compared to the first quarter of fiscal 2015.
Research and development expenses decreased by $174 million, or 48.3%, to $186 million in the second quarter of fiscal 2015, compared to $360 million in the second quarter of fiscal 2014. Excluding the impact of the relevant Q2 Fiscal 2015 Non-GAAP

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

Adjustments and Q2 Fiscal 2014 Non-GAAP Adjustments, research and development expenses decreased by $185 million, or 52.6%. The decrease was primarily attributable to CORE program-related savings in salaries and benefits due to a reduction in headcount and reductions in outsourcing and material costs. Research and development-related headcount decreased by approximately 41% compared to the second quarter of fiscal 2014.
Selling, Marketing and Administration Expenses
Selling, marketing and administration expenses consist primarily of marketing, advertising and promotion, salaries and benefits, external advisory fees, information technology costs, infrastructure and travel expenses.
Selling, marketing and administration expenses decreased by $205 million, or 51.3%, to $195 million in the second quarter of fiscal 2015 compared to $400 million for the first quarter of fiscal 2015. Excluding the impact of the relevant Q2 Fiscal 2015 Non-GAAP Adjustments and Q1 Fiscal 2015 Non-GAAP Adjustments, selling, marketing and administration expenses decreased by $36 million, or 15.9%. The decrease was primarily attributable to reductions in foreign exchange expenses, salaries and benefits due to a reduction in headcount related to the CORE program, and marketing and advertising costs as compared to the first quarter of fiscal 2014. Selling, marketing and administration related headcount decreased by approximately 9%, compared to the first quarter of fiscal 2015.
Selling, marketing and administration expenses decreased by $332 million, or 63.0%, to $195 million in the second quarter of fiscal 2015 compared to $527 million in the second quarter of fiscal 2014. Excluding the impact of the relevant Q2 Fiscal 2015 Non-GAAP Adjustments and Q2 Fiscal 2014 Non-GAAP Adjustments, selling, marketing and administration expenses decreased by $282 million, or 59.6%. The decrease was primarily attributable to decreases in marketing and advertising expenses and salaries and benefits due to a reduction in headcount related to the CORE program as compared to the second quarter of fiscal 2014. Selling, marketing and administration related headcount decreased by approximately 43%, compared to the second quarter of fiscal 2014.

Amortization Expense
The table below presents a comparison of amortization expense relating to property, plant and equipment and intangible assets recorded as amortization or cost of sales for the second quarter of fiscal 2015 compared to the second quarter of fiscal 2014. Intangible assets are comprised of patents, licenses and acquired technology.

	For the Three Months Ended (in millions)
	Included in Amortization			Included in Cost of sales
	August 30, 2014	August 31, 2013	Change	August 30, 2014	August 31, 2013	Change
Property, plant and equipment	$28	$98	$(70)	$16	$66	$(50)
Intangible assets	47	73	(26)	80	120	(40)
Total	$75	$171	$(96)	$96	$186	$(90)
Amortization
Amortization expense relating to certain property, plant and equipment and intangible assets decreased by $96 million to $75 million for the second quarter of fiscal 2015, compared to $171 million for the second quarter of fiscal 2014. The decrease in amortization expense reflects the lower cost base of assets as a result of the LLA impairment charge recorded in the third quarter of fiscal 2014 and the Real Estate Sale, as well as reduced spending on capital and intangible assets, partially offset by certain property, plant and equipment and intangible asset additions in the second quarter of fiscal 2015.
Cost of sales
Amortization expense relating to certain property, plant and equipment and intangible assets employed in the Company’s manufacturing operations and BlackBerry service operations decreased by $90 million to $96 million for the second quarter of fiscal 2015, compared to $186 million for the second quarter of fiscal 2014. This decrease primarily reflects the lower cost base of LLA as a result of the LLA impairment charge recorded in the third quarter of fiscal 2014.
Investment Loss, Net
Investment loss increased by $14 million to $20 million in the second quarter of fiscal 2015 from $6 million in the second quarter of fiscal 2014. The increase in investment loss is primarily attributable to interest accrued on the Debentures, offset by

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

increases in the Company's average cash and investment balances and yield, and a lower comparable loss pickup on the company's equity based investments. See “Financial Condition - Liquidity and Capital Resources” below.
Income Taxes
For the second quarter of fiscal 2015, the Company’s net effective income tax recovery rate was approximately 5%, compared to approximately 33% for the same period in the prior fiscal year. The Company’s net effective income tax recovery rate reflects the fact that the Company expects an income tax recovery of its cash tax paid in fiscal 2012 due to an anticipated loss carryback of its fiscal 2015 anticipated tax loss. That current tax recovery will be limited to fiscal 2012 cash tax paid not previously recovered. The Company’s income tax recovery rate also reflects the fact that the Company has a significant valuation allowance in place against its deferred tax assets, and in particular, due to this valuation allowance, the significant income statement impact of the Debentures fair value was offset by a corresponding adjustment of the valuation allowance. The Company’s net effective income tax recovery rate also reflects the geographic mix of earnings in jurisdictions with different income tax rates. The Company expects a quarterly income tax recovery rate of 15% as the Company anticipates utilizing all of the available loss carry back amounts during fiscal 2015.
Net Loss
The Company’s net loss for the second quarter of fiscal 2015 was $207 million, or $0.39 basic and diluted loss per share on a GAAP basis, reflecting a decrease in net loss of $758 million compared to a net loss of $965 million, or $1.84 basic and diluted loss per share, in the second quarter of fiscal 2014. Excluding the impact of the relevant Q2 Fiscal 2015 Non-GAAP Adjustments and Q2 Fiscal 2014 Non-GAAP Adjustments, the Company's net loss was $11 million compared to a net loss of $248 million, reflecting a decrease in net loss of $237 million due to a reduction in operating expenditures, which was partially offset by decreases in the Company’s gross margin and the recovery of income taxes.
Common Shares Outstanding
On September 22, 2014, there were 527 million common shares, options to purchase 2 million common shares, 24 million restricted share units and 0.3 million deferred share units outstanding. In addition, 125 million common shares are issuable upon conversion in full of the Debentures.
The Company has not paid any cash dividends during the last three fiscal years.

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations
Six months ended August 30, 2014 compared to six months ended August 31, 2013
The following table sets forth certain unaudited consolidated statements of operations data, which is expressed in millions of dollars, for the periods indicated, except for share and per share amounts:

	For the Six Months Ended
	August 30, 2014		August 31, 2013		Change
Revenue	$1,882	100%	$4,644	100%	$(2,762)
Gross margin (1)(2)	876	47%	668	14%	208
Operating expenses (1)(2)	1,054	56%	2,269	49%	(1,215)
Loss before income taxes	(224)	(12%)	(1,602)	(35%)	1,378
Recovery of income taxes	(40)	(2%)	(553)	(12%)	513
Net loss	$(184)	(10%)	$(1,049)	(23%)	$865

Loss per share - reported
Basic	$(0.35)		$(2.00)		$1.65
Diluted	$(0.41)		$(2.00)		$1.59

Weighted-average number of shares outstanding (000’s)
Basic	526,980		524,320
Diluted	651,980		524,320

(1)	See “Non-GAAP Financial Measures” for the impact of the “Fiscal 2015 Non-GAAP Adjustments” on gross margin and operating expenses in fiscal 2015.

(2)	See “Non-GAAP Financial Measures” for the impact of the “Fiscal 2014 Non-GAAP Adjustments” on gross margin and operating expenses in fiscal 2014.

Revenue
Revenue for the first six months of fiscal 2015 was approximately $1.9 billion, a decrease of approximately $2.8 billion, or 59.5%, from approximately $4.6 billion in the first six months of fiscal 2014.
A comparative breakdown of the significant revenue streams is set forth in the following table:

	For the Six Months Ended (in millions)
	August 30, 2014		August 31, 2013		Change
BlackBerry handheld devices recognized	3.7		10.5		(6.8)	(64.8%)

Revenue
Hardware	$796	42.3%	$2,950	63.5%	$(2,154)	(73.0%)
Service	943	50.1%	1,518	32.7%	(575)	(37.9%)
Software	113	6.0%	123	2.7%	(10)	(8.1%)
Other	30	1.6%	53	1.1%	(23)	(43.4%)
	$1,882	100.0%	$4,644	100.0%	$(2,762)	(59.5%)

Revenue by Category

Hardware Revenue

Hardware revenue was $796 million, or 42.3% of revenue, in the first six months of fiscal 2015 compared to approximately $3.0 billion, or 63.5% of revenue, in the first six months of fiscal 2014, representing a decrease of approximately $2.2 billion or

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

73.0%. The Company recognized revenue related to approximately 3.7 million BlackBerry handheld devices in the first six months of fiscal 2015, compared to approximately 10.5 million BlackBerry handheld devices recognized in the first six months of fiscal 2014. Approximately 66% of the devices recognized in the first six months of fiscal 2015 were BlackBerry 10 devices. The Company believes that the significant decrease in hardware revenue over the prior fiscal year was primarily attributable to decreased demand and lower sell-through for the Company's devices, due to the maturing smartphone market and very intense competition, as well as a reduction in the average selling prices of its devices. The Company also believes that previously disclosed announcements concerning the Company's operational restructuring, recent management changes and the Company's workforce reductions, may have continued to have a negative impact on demand for the Company's products in the first six months of fiscal 2015.

Significant judgment is applied by the Company to determine whether shipments of devices have met the Company’s revenue recognition criteria, as the analysis is dependent on many facts and circumstances. When the Company cannot reasonably estimate the amount of the potential sell-through programs that may be offered on certain BlackBerry devices in future periods, associated revenues are recognized when the devices sell through to end customers. During the first six months of fiscal 2015, certain sales of BlackBerry 10 and BlackBerry 7 devices were recognized in revenue when they were sold into the channel, with the majority of sales recognized when the devices sold through to end customers. For additional discussion of the Company's revenue recognition policies, please see Note 1 to the consolidated financial statements in the Annual Report.
During the first six months of fiscal 2015, approximately 5.0 million BlackBerry smartphones were sold through to end customers, which included shipments made and recognized prior to fiscal 2015 and which reduced the Company's inventory in the channel. The number of BlackBerry smartphones that were sold through to end customers was 12.3 million in the first six months of fiscal 2014.

Service Revenue
Service revenue decreased by $575 million, or 37.9%, to $943 million and comprised 50.1% of revenue in the first six months of fiscal 2015 compared to approximately $1.5 billion, or 32.7% of revenue, in the first six months of fiscal 2014. Service revenue in the first six months of fiscal 2015 included approximately $30 million relating to cash payments of previously deferred service revenue as part of the agreement reached with the Company's carrier partners in Venezuela to address the Company's inability to timely collect past service revenue charged in U.S. dollars and to address revenue for future services (the “Venezuela Collection Agreement”), as well as $14 million in cash payments received from carrier partners in Argentina for service revenue previously deferred. The decrease is primarily attributable to a lower number of BlackBerry users and lower revenue from those users as compared to the first six months of fiscal 2014. The year-over-year decrease also resulted from a continued shift in the mix of the Company’s customers from higher-tiered unlimited plans to prepaid and lower-tiered plans as well as pricing reduction programs implemented by the Company to maintain the customer base.
Software Revenue
Software revenue decreased by $10 million, or 8.1%, to $113 million or 6.0% of revenue in the first six months of fiscal 2015 from $123 million or 2.7% of revenue in the first six months of fiscal 2014. The decrease was attributable to a decrease in technical support revenue, partially offset by an increase in revenue from QNX.
Other Revenue
Other revenue decreased by $23 million, or 43.4%, to $30 million or 1.6% of revenue in the first six months of fiscal 2015 compared to $53 million or 1.1% of revenue in the first six months of fiscal 2014. The majority of the decrease was attributable to accessories and non-warranty repair revenues, partially offset by a decrease in foreign exchange hedging losses.
Gross Margin
Gross margin increased by $208 million, or 31.1%, to $876 million, or 46.5% of revenue, in the first six months of fiscal 2015, compared to $668 million, or 14.4% of revenue, in the same period of the previous fiscal year. Excluding the relevant Fiscal 2015 Non-GAAP Adjustments and Fiscal 2014 Non-GAAP Adjustments, gross margin decreased by $714 million to $898 million, or 47.7% of revenue.
The $714 million decrease in gross margin was primarily due to a reduction in service revenue compared to the first six months of fiscal 2014, as well as a decrease in the number of devices for which revenue was recognized due to decreased demand and

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

lower sell-through for the Company's devices, as noted above. The decrease was also attributable to a decrease in the average selling prices of devices recognized as a result of pricing reductions implemented in order to drive sell-through. Generally, service revenues earn higher gross margins than sales of handheld devices and hardware revenues have lower gross margins than the Company’s gross margin.
Operating Expenses
The table below presents a comparison of research and development, selling, marketing and administration, and amortization expenses for the six months ended August 30, 2014, compared to the six months ended August 31, 2013.

	For the Six Months Ended
	(in millions)
	August 30, 2014		August 31, 2013		Change
		% of Revenue		% of Revenue		% of Change
Revenue	$1,882		$4,644		$(2,762)	(59.5%)
Operating expenses
Research and development (1)(2)	$423	22.5%	$718	15.5%	$(295)	(41.1)%
Selling, marketing and administration (1)(2)	595	31.6%	1,200	25.8%	(605)	(50.4)%
Amortization	156	8.3%	351	7.6%	(195)	(55.6)%
Debentures fair value adjustment (1)	(120)	(6.4)%	—	—%	(120)	—%
Total	$1,054	56.0%	$2,269	48.9%	$(1,215)	(53.5)%

(1)	See “Non-GAAP Financial Measures” for the impact of the Fiscal 2015 Non-GAAP Adjustments on operating expenditures in fiscal 2015.

(2)	See “Non-GAAP Financial Measures” for the impact of the Fiscal 2014 Non-GAAP Adjustments on operating expenditures in fiscal 2014.
Research and Development Expenses
Research and development expenses decreased by $295 million to $423 million, or 22.5% of revenue, in the first six months of fiscal 2015, compared to $718 million, or 15.5% of revenue, in the first six months of fiscal 2014. Excluding the impact of the relevant Fiscal 2015 Non-GAAP Adjustments and Fiscal 2014 Non-GAAP Adjustments, research and development expenses decreased by $338 million, or 48.2%. The decrease is primarily attributable to reduced salaries and benefits as a result of a reduction in headcount related to the CORE program and reductions in outsourcing and material and device testing costs compared to the first six months of fiscal 2014. Research and development related headcount decreased by approximately 41% as at the end of the first six months of fiscal 2015 compared to the same period in the prior fiscal year.
Selling, Marketing and Administration Expenses
Selling, marketing and administration expenses decreased by $605 million to $595 million for the first six months of fiscal 2015 compared to approximately $1.2 billion for the comparable period in fiscal 2014. As a percentage of revenue, selling, marketing and administration expenses increased to 31.6% in the first six months of fiscal 2015 as compared to 25.8% in the first six months of fiscal 2014. Excluding the impact of the relevant Fiscal 2015 Non-GAAP Adjustments and Fiscal 2014 Non-GAAP Adjustments, selling marketing and administration expenses decreased by $711 million, or 63.0%. The decrease is attributable to a reduction in marketing and advertising costs, and lower salaries and benefits as a result of a reduction in headcount compared to the first six months of fiscal 2014. Selling, marketing and administration related headcount decreased by approximately 43% as at the end of the first six months of fiscal 2015 compared to the same period in the prior fiscal year.

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

Amortization Expense
The table below presents a comparison of amortization expense relating to property, plant and equipment and intangible assets recorded as amortization or cost of sales for the six months ended August 30, 2014 compared to the six months ended August 31, 2013. Intangible assets are comprised of patents, licenses and acquired technology.

	For the Six Months Ended
	(in millions)
	Included in Amortization			Included in Cost of sales
	August 30, 2014	August 31, 2013	Change	August 30, 2014	August 31, 2013	Change
Property, plant and equipment	$61	$200	$(139)	$43	$134	$(91)
Intangible assets	95	151	(56)	163	271	(108)
Total	$156	$351	$(195)	$206	$405	$(199)
Amortization
Amortization expense relating to certain property, plant and equipment and certain intangible assets decreased by $195 million to $156 million in the first six months of fiscal 2015 compared to $351 million for the comparable period in fiscal 2014. The decrease in amortization expense reflects the lower cost base of assets as a result of the LLA impairment charge recorded in the third quarter of fiscal 2014 and the Real Estate Sale, as well as reduced spending on capital and intangible assets, partially offset by certain property, plant and equipment and intangible asset additions in the first six months of fiscal 2015.
Cost of sales
Amortization expense relating to certain property, plant and equipment and certain intangible assets employed in the Company's manufacturing operations and BlackBerry service operations decreased by $199 million to $206 million in the first six months of fiscal 2015 compared to $405 million for the comparable period in fiscal 2014. This decrease primarily reflects the lower cost base of LLA as a result of the LLA impairment charge recorded in the third quarter of fiscal 2014.
Investment Loss, Net
Investment loss increased by $45 million to $46 million in the first six months of fiscal 2015, from $1 million in the comparable period of fiscal 2014. The increase primarily reflects the interest paid and accrued on the Debentures and recognition of the Company's portion of investment losses in its equity-based investments, offset by increases in the Company's average cash and investment balances and yield. See “Financial Condition - Liquidity and Capital Resources”.
Income Taxes
For the first six months of fiscal 2015, the Company's net effective income tax recovery rate was approximately 18%, compared to approximately 35% for the same period in the prior fiscal year. The Company’s net effective income tax recovery rate reflects the fact that the Company expects an income tax recovery of its cash tax paid in fiscal 2012 due to an anticipated loss carryback of its fiscal 2015 anticipated tax loss. That current tax recovery will be limited to fiscal 2012 cash tax paid not previously recovered. The Company’s income tax recovery rate also reflects the fact that the Company has a significant valuation allowance in place against its deferred tax assets, and in particular, due to this valuation allowance, the significant income statement impact of the Debentures fair value was offset by a corresponding adjustment of the valuation allowance. The Company’s net effective income tax recovery rate also reflects the geographic mix of earnings in jurisdictions with different income tax rates.
Net Loss
The Company's net loss for the first six months of fiscal 2015 was $184 million or $0.35 basic loss per share and $0.41 diluted loss per share on a GAAP basis, reflecting a decrease in net loss of $865 million compared to net loss of approximately $1.0 billion, or $2.00 basic and diluted loss per share in the first six months of fiscal 2014. Excluding the impact of the relevant Fiscal 2015 Non-GAAP Adjustments and Fiscal 2014 Non-GAAP Adjustments, the Company's net loss for the first six months of fiscal 2015 was $71 million compared to a net loss of $315 million for the first six months of fiscal 2014, reflecting a decrease in net loss of $244 million due to a reduction in operating expenditures, which was partially offset by decreases in the Company’s gross margin and a decrease in the recovery of income taxes.

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

Basic loss per share was $0.35 and diluted loss per share was $0.41 in the first six months of fiscal 2015, a decrease of 82.5% and 79.5%, respectively, compared to basic and diluted loss per share of $2.00 in the first six months of fiscal 2014.
The weighted average number of shares outstanding was approximately 527 million common shares for basic loss per share and approximately 652 million common shares for diluted loss per share for the six months ended August 30, 2014, and approximately 524 million common shares for both basic and diluted loss per share for the six months ended August 31, 2013.

Selected Quarterly Financial Data
The following table sets forth the Company’s unaudited quarterly consolidated results of operations data for each of the eight most recent quarters, including the quarter ended August 30, 2014. The information in the table below has been derived from the Company’s unaudited interim consolidated financial statements that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements of the Company and include all adjustments necessary for a fair presentation of information when read in conjunction with the audited consolidated financial statements of the Company. The Company’s quarterly operating results have varied substantially in the past and may vary substantially in the future. Accordingly, the information below is not necessarily indicative of results for any future quarter.

	(in millions, except per share data)
	Fiscal Year 2015		Fiscal Year 2014				Fiscal Year 2013
	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter
Revenue	$916	$966	$976	$1,193	$1,573	$3,071	$2,678	$2,727
Gross margin	425	451	553	(1,264)	(374)	1,042	1,075	830
Operating expenses	623	431	1,090	3,761	1,058	1,211	1,087	1,060
Loss from continuing operations, before income taxes	(218)	(6)	(557)	(5,025)	(1,438)	(164)	(18)	(212)
Recovery of income taxes	(11)	(29)	(134)	(624)	(473)	(80)	(112)	(226)
Income (loss) from continuing operations	(207)	23	(423)	(4,401)	(965)	(84)	94	14
Income (loss) from discontinued operations, net of tax	—	—	—	—	—	—	4	(5)
Net income (loss)	$(207)	$23	$(423)	$(4,401)	$(965)	$(84)	$98	$9
Earnings (loss) per share
Basic earnings (loss) per share from continuing operations	$(0.39)	$0.04	$(0.80)	$(8.37)	$(1.84)	$(0.16)	$0.18	$0.03
Basic earnings (loss) per share from discontinued operations	—	—	—	—	—	—	0.01	(0.01)
Total basic earnings (loss) per share	$(0.39)	$0.04	$(0.80)	$(8.37)	$(1.84)	$(0.16)	$0.19	$0.02
Diluted earnings (loss) per share from continuing operations	$(0.39)	$(0.37)	$(0.80)	$(8.37)	$(1.84)	$(0.16)	$0.18	$0.03
Diluted earnings (loss) per share from discontinued operations	—	—	—	—	—	—	0.01	(0.01)
Total diluted earnings (loss) per share	$(0.39)	$(0.37)	$(0.80)	$(8.37)	$(1.84)	$(0.16)	$0.19	$0.02

Financial Condition
Liquidity and Capital Resources
Cash, cash equivalents, and investments increased by $440 million to approximately $3.1 billion as at August 30, 2014 from approximately $2.7 billion as at March 1, 2014, primarily as a result of the receipt of the Company's fiscal 2014 Canadian income tax refund and proceeds from the Real Estate Sale, which were partially offset by net changes in working capital and cash used in investing activities. Substantially all of the Company’s cash, cash equivalents, and investments are denominated in U.S. dollars as at August 30, 2014.

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

A comparative summary of cash, cash equivalents, and investments is set out below:

	As at (in millions)
	August 30, 2014	March 1, 2014	Change
Cash and cash equivalents	$1,523	$1,579	$(56)
Restricted cash	68	—	68
Short-term investments	1,178	950	228
Long-term investments	329	129	200
Cash, cash equivalents, and investments	$3,098	$2,658	$440
The table below summarizes the current assets, current liabilities, and working capital of the Company as at August 30, 2014 and March 1, 2014:

	As at (in millions)
	August 30, 2014	March 1, 2014	Change
Current assets	$4,124	$4,883	$(759)
Current liabilities	1,522	2,268	(746)
Working capital	$2,602	$2,615	$(13)

Current Assets
The decrease in current assets of $759 million at the end of the second quarter of fiscal 2015 from the end of the fourth quarter of fiscal 2014 was primarily due to decreases in accounts receivable of $314 million, income taxes receivable of $249 million, other current assets of $208 million and inventories of $131 million, which was partially offset by an increase in short-term investments of $228 million.
At August 30, 2014, accounts receivable was $658 million, a decrease of $314 million from March 1, 2014. The decrease reflects the lower revenues recognized in the second quarter of fiscal 2015 as well as a decrease in days sales outstanding to approximately 66 days in the second quarter of fiscal 2015 from approximately 111 days at the end of the fourth quarter of fiscal 2014. Further, the decrease in accounts receivable and days sales outstanding was impacted by favourable collection terms on certain sales contracts, cash collected in relation to the Venezuela Collection Agreement and cash payments received from carrier partners in Argentina for service revenue previously deferred.
At August 30, 2014, income taxes receivable was $124 million, a decrease of $249 million from March 1, 2014. The decrease in income taxes receivable was due to the receipt of most of the Company's 2014 Canadian income tax refund of $397 million, partially offset by the current income tax recovery recorded.
At August 30, 2014, inventories decreased by $131 million to $113 million compared to $244 million as at March 1, 2014, due to devices shipped in the first six months of fiscal 2015.

As of August 30, 2014, the Company has accounts receivables outstanding related to service access fees provided to wireless service providers in Argentina. See “Results of Operations – Three months ended August 30, 2014 compared to three months ended August 31, 2013 – Revenue – Revenue by Category – Service Revenue” for a discussion of the Q2 Fiscal 2015 Argentina Service Revenue Deferral. The Company continues to face challenges in obtaining timely payments on its receivables in Argentina and will continue to closely monitor its collection efforts in future periods.
Current Liabilities
The decrease in current liabilities of $746 million at the end of the second quarter of fiscal 2015 from the end of the fourth quarter of fiscal 2014 was primarily due to decreases in accrued liabilities, accounts payable and deferred revenue. As at August 30, 2014, accrued liabilities were $870 million, reflecting a decrease of $344 million from March 1, 2014, which was primarily attributable to decreases in vendor liabilities, accrued carrier rebates, marketing accruals and warranty liabilities compared to the fourth quarter of fiscal 2014. Accounts payable were $217 million as at August 30, 2014, reflecting a decrease of $257 million from March 1, 2014, which was primarily attributable to the payment of amounts owing to contract manufacturers for the repurchase of inventory. Deferred revenue was $435 million, which reflects a decrease of $145 million

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

compared to March 1, 2014 due to an increase in the volume of transactions that met the criteria for recognition of revenue as at August 30, 2014.
Cash flows for the six months ended August 30, 2014 compared to the six months ended August 31, 2013 were as follows:

	For the Six Months Ended
	(in millions)
	August 30, 2014	August 31, 2013	Change
Net cash flows provided by (used in):
Operating activities	$417	$486	$(69)
Investing activities	(403)	(832)	429
Financing activities	(64)	(18)	(46)
Effect of foreign exchange loss on cash and cash equivalents	(6)	(4)	(2)
Net decrease in cash and cash equivalents	$(56)	$(368)	$312
Operating Activities
The decrease in net cash flows provided by operating activities of $69 million primarily reflects the net changes in working capital and a decrease in the recovery of income taxes, partially offset by a decrease in selling, marketing and administration and research and development expenses as compared to the same period in the prior fiscal year.
Investing Activities
During the six months ended August 30, 2014, cash flows used in investing activities were $403 million and included cash flows used in transactions involving the acquisitions of short-term and long-term investments, net of the proceeds on sale or maturity in the amount of $428 million, intangible asset additions of $266 million, acquisitions of property, plant and equipment of $48 million, and business acquisitions, net of cash acquired of $9 million, partially offset by proceeds on sale of property, plant and equipment of $348 million. For the same period in the prior fiscal year, cash flows used in investing activities were $832 million and included intangible asset additions of $603 million, property, plant and equipment additions of $200 million, cash flows used in transactions involving the acquisitions of short-term and long-term investments, net of the proceeds on sale or maturity in the amount of $27 million, and business acquisitions of $7 million, partially offset by proceeds on sale of property, plant and equipment of $5 million.
During the six months ended August 30, 2014, the additions to intangible assets primarily consisted of payments relating to licensing agreements, as well as agreements with third parties for the use of intellectual property, software, messaging services and other BlackBerry-related features. The decrease in property, plant and equipment spending for the first six months of fiscal 2015 was primarily due to the cost saving initiatives of the CORE program.
Financing Activities
The increase in cash flows used in financing activities was $46 million for the first six months of fiscal 2015 and was primarily attributable to the restricted cash used to collateralize letters of credit during the first six months of fiscal 2015 as described in Note 2 to the Consolidated Financial Statements, which was partially offset by a decrease in the purchase of treasury stock.

Aggregate Contractual Obligations
Purchase obligations and commitments amounted to approximately $1.6 billion as at August 30, 2014, including interest payments of $465 million on the Debentures, purchase orders with contract manufacturers in the amount of $344 million, and operating lease obligations of $222 million. The Company also has commitments on account of capital expenditures of approximately $6 million included in this total, primarily for manufacturing and information technology, including service operations. The remaining balance consists of purchase orders or contracts with suppliers of raw materials, as well as other goods and services utilized in the operations of the Company, including payments on account of licensing agreements. Total purchase obligations and commitments as at August 30, 2014 decreased by $296 million as compared to the March 1, 2014 balance of approximately $1.9 billion, which was primarily attributable to a decrease in purchase orders with contract manufacturers and interest payments on the Debentures, partially offset by an increase in operating lease commitments as a result of the Real Estate Sale.

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

Debenture Financing and Other Funding Sources
Please see Note 9 to the Consolidated Financial Statements for a description of the Debentures.
The Company has $68 million in collateralized outstanding letters of credit in support of certain leasing arrangements entered into in the ordinary course of business. Please see Note 2 to the Consolidated Financial Statements for further information concerning the Company's restricted cash.
Cash, cash equivalents, and investments were approximately $3.1 billion as at August 30, 2014. The Company's management remains focused on maintaining appropriate cash balances, efficiently managing working capital balances and streamlining capital investments through the CORE program and its operational restructuring, and managing the liquidity needs of the business. In addition, the Company continues to pursue opportunities to attain further cost savings in the coming fiscal quarters. Based on its current financial projections, the Company believes its financial resources, together with expected future operating cash generating and operating expense reduction activities and access to other potential financing arrangements, should be sufficient to meet funding requirements for current financial commitments, and future operating expenditures not yet committed and should provide the necessary financial capacity for the foreseeable future. The Company expects to maintain cash, cash equivalents and investments of at least $2.5 billion during fiscal 2015, after giving effect to any strategic investments.
The Company does not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K under the Securities Exchange Act of 1934, as amended, or under applicable Canadian securities laws.
Legal Proceedings
The Company is involved in litigation in the normal course of its business, both as a defendant and as a plaintiff. The Company is subject to a variety of claims (including claims related to patent infringement, purported class actions and other claims in the normal course of business) and may be subject to additional claims either directly or through indemnities against claims that it provides to certain of its partners and customers. In particular, the industry in which the Company competes has many participants that own, or claim to own, intellectual property, including participants that have been issued patents and may have filed patent applications or may obtain additional patents and proprietary rights for technologies similar to those used by the Company in its products. The Company has received, and may receive in the future, assertions and claims from third parties that the Company’s products infringe on their patents or other intellectual property rights. Litigation has been, and will likely continue to be, necessary to determine the scope, enforceability and validity of third-party proprietary rights or to establish the Company’s proprietary rights. Regardless of whether claims against the Company have merit, those claims could be time consuming to evaluate and defend, result in costly litigation, divert management’s attention and resources, subject the Company to significant liabilities and could have the other effects that are described in greater detail under “Risk Factors” in the AIF, which is included in the Annual Report, including the risk factors entitled “The Company is subject to general commercial litigation, class action and other litigation claims as part of its operations, and it could suffer significant litigation expenses in defending these claims and could be subject to significant damage awards or other remedies” and “The Company may infringe on the intellectual property rights of others”.
Management reviews all of the relevant facts for each claim and applies judgment in evaluating the likelihood and, if applicable, the amount of any potential loss. Where a potential loss is considered probable and the amount is reasonably estimable, provisions for loss are made based on management’s assessment of the likely outcome. Where a range of loss can be reasonably estimated with no best estimate in the range, the Company records the minimum amount in the range. The Company does not provide for claims for which the outcome is not determinable or claims for which the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.
As of August 30, 2014, there are no claims outstanding for which the Company has assessed the potential loss as both probable to result and reasonably estimable, therefore no accrual has been made. Further, there are claims outstanding for which the Company has assessed the potential loss as reasonably possible to result, however an estimate of the amount of loss cannot reasonably be made. There are many reasons that the Company cannot make these assessments, including, among others, one or more of the following: in the early stages of a proceeding a claimant is not required to specifically identify the patent that has allegedly been infringed; damages sought are unspecified, unsupportable, unexplained or uncertain; discovery not having been started or incomplete; the complexity of the facts that are in dispute (e.g., once a patent is identified, the analysis of the patent and a comparison to the activities of the Company is a labour-intensive and highly technical process); the difficulty of assessing novel claims; the parties not having engaged in any meaningful settlement discussions; the possibility that other parties may share in any ultimate liability; and the often slow pace of patent litigation.
Though they do not meet the test for accrual described above, the Company has included the following summaries of certain of its legal proceedings that it believes may be of interest to its investors.

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

On October 31, 2008, Mformation Technologies, Inc. (“Mformation”) filed a patent infringement lawsuit against the Company in the U.S. District Court for the Northern District of California. The patents in suit include U.S. Patent Nos. 6,970,917 and 7,343,408. These patents are generally directed to remote device management functionality. A jury trial began on June 19, 2012. On July 13, 2012, the jury found that the Company had infringed the asserted patent claims, awarding damages of $147.2 million. On August 8, 2012, Judge Ware overturned the jury verdict and granted judgment of non-infringement as a matter of law. On August 22, 2014, the U.S. Court of Appeals for the Federal Circuit (the “Federal Circuit”) affirmed the district court’s grant of judgment of non-infringement as a matter of law. The Federal Circuit also held that Mformation and Mformation Software Technologies, Inc. remain jointly and severally liable for costs. Proceedings are ongoing.
On April 2, 2012, NXP B.V. (“NXP”) filed a lawsuit against the Company in the U.S. District Court for the Middle District of Florida (Orlando Division). NXP asserted that the Company infringes U.S. Patent Nos. 7,330,455; 6,434,654; 6,501,420; 5,597,668; 5,639,697; and 5,763,955. NXP alleges that its patents are generally directed to certain wireless technologies including 802.11 standards GPS and embedded memory technology, as well as certain methods of manufacture for semiconductor devices. Following a jury trial in March 2014, the jury returned a verdict in favor of the Company finding that the Company did not infringe any of the patents in suit and finding that each of the patents is invalid. The Company has filed a motion to recover its fees and costs. NXP has moved to overturn the verdict and has indicated its intent to appeal the verdict. Proceedings are ongoing.
On September 10, 2013, Cypress Semiconductor Corp. (“Cypress”) filed a lawsuit against the Company in the U.S. District Court for the Northern District of California. Cypress asserted that the Company infringes U.S. Patent Nos. 6,012,103; 6,249,825; and 6,493,770, generally relating to reconfiguration of a peripheral device connected to a host computer. Cypress also asserted that the Company infringes U.S. Patent Nos. 8,004,497; 8,059,015; and 8,519,973, generally relating to capacitive touchscreens. The complaint seeks an injunction, monetary damages, and other relief that the court deems just and proper. On November 4, 2013, the Company filed an answer and counterclaims. The Company asserted that Cypress infringes U.S. Patent Nos. 7,834,586, 7,986,127, and 8,169,187, generally directed to USB charging. The counterclaims seek an injunction, monetary damages, and other relief that the court deems just and proper. On December 2, 2013, Cypress filed an answer to the Company’s counterclaims. Proceedings are ongoing.
On November, 4, 2013, the Company filed a lawsuit against Cypress in the U.S. District Court for the Northern District of Texas. The Company asserted that Cypress infringes U.S. Patent No. 6,034,623, generally directed to a radio modem with radio and telemetry functions, and U.S. Patent No. 6,833,686, generally directed to an adaptive rate battery charging circuit. On January 13, 2014, Cypress filed an answer to the complaint. On January 30, 2014, Cypress filed petitions for inter partes review for both patents in the U.S. Patent and Trademark Office. On February 4, 2014, Cypress filed a motion to stay the lawsuit pending the inter partes reviews. On April 17, 2014, the court denied Cypress’s motion to stay. Proceedings are ongoing.
On January 3, 2014, the Company filed a lawsuit against Typo Products LLC (“Typo”) in the U.S. District Court for the Northern District of California. The Company asserted that Typo infringes U.S. Patent Nos. 7,629,964, and 8,162,552, generally directed to a keyboard for use with a mobile communication device. The Company also asserted that Typo infringed U.S. Design Patent No. D685,775, generally directed to a keyboard design, and trade dress relating to keyboards. The complaint seeks an injunction, monetary damages, and other relief that the court deems just and proper. On January 22, 2014, the Company filed a motion for preliminary injunction to enjoin Typo from infringing U.S. Patent No. 7,629,964 and U.S. Design Patent No. D.685,775. On March 28, 2014, the court granted the Company’s motion for preliminary injunction, which went into effect after the Company’s payment of a $500,000 bond. On May 9, 2014, the court granted the Company’s motion to dismiss. Typo has withdrawn its products from the market pursuant to the injunction, pending resolution of the lawsuit. A claim construction hearing is scheduled for October 31, 2014. Proceedings are ongoing.
Between May and August 2011, several purported class action lawsuits were filed against the Company and certain of its former officers in the U.S. District Court for the Southern District of New York (“SDNY”), two of which were voluntarily dismissed. On January 6, 2012, Judge Richard S. Sullivan consolidated the remaining three actions and appointed both lead plaintiff and counsel. On April 5, 2012, plaintiff filed the Consolidated Amended Class Action Complaint, alleging that during the period from December 16, 2010 through June 16, 2011, the Company and certain of its officers made materially false and misleading statements regarding the Company’s financial condition and business prospects, and seeking unspecified damages. Defendants brought a motion to dismiss the claim without leave to amend, which was granted on March 29, 2013. On April 25, 2013, plaintiff filed a Notice of Appeal. The appeal was argued on November 7, 2013. On June 19, 2014, the United States Court of Appeals for the Second Circuit affirmed the District Court's dismissal of the claim without leave to amend.
Between October and December 2013, several purported class action lawsuits and one individual lawsuit were filed against the Company and certain of its former officers in various jurisdictions alleging that during the period from September 27, 2012 through September 20, 2013, the Company and certain of its officers made materially false and misleading statements regarding the Company’s financial condition and business prospects and that certain of the Company’s financial statements contain

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

material misstatements. The individual lawsuit was voluntarily dismissed. The purported class action claims seek unspecified damages. In respect of the U.S. class actions, four motions for the appointment of lead plaintiff were filed. On March 14, 2014, the Judge appointed Mary Dinzik and Todd Cox as lead plaintiffs and consolidated the SDNY proceedings. On May 27, 2014, the Consolidated Amended Class Action Complaint was filed. It alleges violations of securities laws as a result of alleged false and misleading statements and improper revenue recognition, inventory account and supply management accounting. The proposed class period is from March 28, 2013 to September 20, 2013. The Company intends to file a motion to dismiss the complaint. The proceeding is ongoing.
In January 2014, the Company and BlackBerry UK Limited were served with a Notice of Action and Statement of Claim issued in the Ontario Superior Court of Justice by Danske Bank A/S (“Danske”) (on behalf of itself and a syndicate of lenders). Danske is suing for alleged unpaid invoices for products and repair services provided to the Company pursuant to a master services agreement between the Company and Elcoteq S.E. Danske (“Elcoteq”). A syndicate of other financial institutions allegedly provided loans and advances to Elcoteq, and in return, they were given security over Elcoteq’s assets and were assigned its accounts receivables. Elcoteq is insolvent and in breach of its obligations to Danske and the other lenders. The proceedings are ongoing.

Market Risk of Financial Instruments
The Company is engaged in operating and financing activities that generate risk in three primary areas:
Foreign Exchange
The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency, the U.S. dollar. The majority of the Company’s revenues are transacted in U.S. dollars. Portions of the revenues are denominated in Canadian dollars, Euros and British Pounds. Purchases of raw materials are primarily transacted in U.S. dollars. Other expenses, consisting mainly of salaries, certain operating costs and manufacturing overhead are incurred primarily in Canadian dollars but were also incurred in Euros and British Pounds. At August 30, 2014, approximately 25% of cash and cash equivalents, 27% of accounts receivables and 28% of accounts payable were denominated in foreign currencies (March 1, 2014 – 35%, 26% and 12%, respectively). These foreign currencies primarily include the Canadian dollar, Euro and British Pound. As part of its risk management strategy, the Company maintains net monetary asset and/or liability balances in foreign currencies and engages in foreign currency hedging activities using derivative financial instruments, including currency forward contracts and currency options. The Company does not use derivative instruments for speculative purposes. Please see Note 4 to the Consolidated Financial Statements for information concerning the Company's foreign currency hedging activities.
Interest Rate
Cash and cash equivalents and investments are invested in certain instruments of varying maturities. Substantially all of these investments carry fixed interest rates. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities and fixed interest rates. The fair value of investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company has also issued the Debentures with a fixed interest rate. Consequently, the Company is exposed to interest rate risk as a result of the long term of the Debentures. The fair value of the Debentures will fluctuate with changes in prevailing interest rates. The Company does not currently utilize interest rate derivative instruments to hedge its investment portfolio.
Credit and Customer Concentration
The Company has historically been dependent on a number of significant telecommunication carriers and distribution partners and on larger more complex contracts with respect to sales of the majority of its products and services. The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. The Company establishes an allowance for doubtful accounts (“AFDA”) that corresponds to the specific credit risk of its customers, historical trends and economic circumstances. The AFDA as at August 30, 2014 was $20 million (March 1, 2014 - $17 million). There were no individual customers that comprised more than 10% of accounts receivable as at August 30, 2014 or March 1, 2014. Additionally, there were no customers that comprised 10% of the Company’s second quarter of fiscal 2015 revenue (second quarter of fiscal 2014 revenue – two customers that together comprised 20%). During the second quarter of fiscal 2015, the percentage of the Company's receivable balance that was past due increased by 3% compared to the fourth quarter of fiscal 2014. Although the Company actively monitors and attempts to collect on its receivables as they become due, the risk of further delays or challenges in obtaining timely payments from its carrier and distributor partners of receivables exists. The occurrence of such delays or challenges in obtaining timely payments could negatively impact the Company's liquidity.

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

Market values are determined for each individual security in the investment portfolio. The Company assesses declines in the value of individual investments for impairment to determine whether the decline is other-than-temporary. The Company makes this assessment by considering available evidence including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the fair value has been less than cost, the financial condition, the near-term prospects of the individual investment and the Company’s ability and intent to hold the debt securities to maturity. The Company did not record any other-than-temporary impairment charges for the six months ended August 30, 2014.
Please see Note 4 to the Consolidated Financial Statements for additional information regarding the Company's credit risk as it pertains to its foreign exchange derivative counterparties.

Changes in Internal Control Over Financial Reporting
During the three months ended August 30, 2014, no changes were made to the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE
I, JOHN CHEN, Chief Executive Officer of BlackBerry Limited, certify the following:

1	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of BlackBerry Limited (the “issuer”) for the interim period ended August 30, 2014.

2
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4
Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1
Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2N/A
5.3N/A

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on June 1, 2014 and ended on August 30, 2014 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

DATE: September 26, 2014

/s/ JOHN CHEN
JOHN CHEN
Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE
I, JAMES YERSH, Chief Financial Officer of BlackBerry Limited, certify the following:

1	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of BlackBerry Limited (the “issuer”) for the interim period ended August 30, 2014.

2
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4
Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1
Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2N/A
5.3N/A

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on June 1, 2014 and ended on August 30, 2014 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

DATE: September 26, 2014

/s/ JAMES YERSH
JAMES YERSH
Chief Financial Officer

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLACKBERRY LIMITED
(Registrant)
Date:	September 26, 2014	By:	/S/ JAMES YERSH
Name: James Yersh
Title: Chief Financial Officer